**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

**SECURITIES AND EXCHANGE COMMISSION**



**Washington, DC 20549**

# FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**

**BY ELECTRONIC FILERS**

New Investors Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001594012
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-192966
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Short Hills, State of New Jersey on March 13, 2014.

**NEW INVESTORS BANCORP, INC.**

By: ______________________________
Kevin Cummings
President and Chief Executive Officer

{Clients/1007/00200538.DOC/ }

**EXHIBIT 99.3.1**

# PRO FORMA VALUATION UPDATE REPORT

**INVESTORS BANCORP, INC.**
**Short Hills, New Jersey**

**PROPOSED HOLDING COMPANY FOR:**
**INVESTORS BANK**
**Short Hills, New Jersey**

**Dated As Of:**
**March 3, 2014**

---

**Prepared By:**


**RP® Financial, LC.**
**1100 North Glebe Road**
**Suite 600**
**Arlington, Virginia 22201**


---

**RP® FINANCIAL, LC.**
Advisory | Planning | Valuation

March 3, 2014

Boards of Directors
Investors Bancorp, MHC
Investors Bancorp, Inc.
Investors Bank
101 JFK Parkway
Short Hills, New Jersey 07078

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and accepted by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC"), the New Jersey Department of Banking and Insurance (the "Department") and the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Our original appraisal report, dated November 29, 2013 (the "Original Appraisal"), and previous appraisal update report, dated January 31, 2014 (the "First Update'), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On December 17, 2013, the respective Boards of Directors of Investors Bancorp, MHC (the "MHC") and Investors Bancorp, Inc. ("ISBC"), a Delaware corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, ISBC, which currently owns all of the issued and outstanding common stock of Investors Bank, will be merged into a new Delaware corporation with the name of Investors Bancorp, Inc. ("Investors Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Investors Bancorp or the Company. As of December 31, 2013, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.35% of the common stock (the "MHC Shares") of Investors Bancorp. The remaining 38.65% of Investors Bancorp's common stock was owned by public shareholders.

It is our understanding that Investors Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Investors Bank's employee stock ownership plan (the "ESOP") and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares

**Washington Headquarters**
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of ISBC will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $10 million of Investors Bancorp common stock and $10 million of cash to the Investors Charitable Foundation (the "Foundation").

On April 5, 2013, the Company announced the acquisition of Gateway Community Financial Corporation ("Gateway Community"), the federally-chartered holding company for GCF Bank. On January 10, 2014, the acquisition of Gateway Community was completed. Pursuant to the terms of the Gateway Community merger agreement, Gateway Community Financial, MHC ("Gateway Community MHC") has merged into the MHC, with the MHC as the surviving entity, which was followed by the merger of Gateway Community into Investors Bancorp, with Investors Bancorp surviving, and the merger of GCF Bank into Investors Bank, with Investors Bank surviving. As Gateway Community has no public shareholders, no merger consideration was paid to third parties. Investors Bancorp issued 762,776 shares of its common stock to the MHC as consideration for the transaction, which was based on the $19.0 million pro forma market valuation of Gateway Community as determined by an independent appraisal, divided by the average of the closing sales price of a share of Investors Bancorp common stock, as reported on the Nasdaq Stock Market, for the twenty consecutive days ending on the second day preceding the closing of the mergers.

Accordingly, after taking into the pro forma impact of the Investor Bancorp shares issued for the acquisition of Gateway Community, the MHC's ownership interest increased from 61.35% to 61.56% and the public shareholders' ownership interest decreased from 38.65% to 38.44%.

This updated appraisal reflects the following noteworthy items: (1) a review of stock market conditions since the date of the Original Appraisal; and (2) updated pro forma data based on Investors Bancorp's shares outstanding as of December 31, 2013 and taking into account the shares issued for the acquisition of Gateway Community.

The estimated pro forma market value is defined as the price at which Investors Bancorp's common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP

Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

*Discussion of Relevant Considerations*

1. Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has generally been positive. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February 2014. Stocks rebounded heading into mid-February, as disappointing job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. The release of minutes from the Federal Reserve's previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February. Stocks declined sharply on the first day of trading in March, as the Ukraine crisis sparked a global selloff. On March 3, 2014, the DJIA closed at 16168.03 or 2.99% higher since the date of the First Update and the NASDAQ closed at 4277.30 or 4.23% higher since the date of the First Update.

The market for thrift stocks also showed a slightly positive trend since the date of the First Update. Financial shares participated in the selloff experienced in the broader stock market on the first trading day of February. Janet Yellen's debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there were no plans to change course from the Federal Reserve's current monetary policies. Thrifts shares faltered on the news that the Federal Reserve was considering raising interest rates sooner than expected. Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. On March 3, 2014, the SNL Index for all publicly-traded thrifts closed at 696.5, an increase of 1.60% since January 31, 2014.

Similar to the SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally were up slightly since the date of the First Update. Since the date of the First Update, the stock prices of seven out of the ten Peer Group companies were higher as of March 3, 2014. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of January 31, 2014 and March 3, 2014.

Average Pricing Characteristics

| | At Jan. 31, 2014 | At March 3, 2014 | % Change |
|---|---|---|---|
| Peer Group | | | |
| Price/Earnings (x) | 17.96x | 18.17x | 1.17% |
| Price/Core Earnings (x) | 17.85 | 18.05 | 1.12 |
| Price/Book (%) | 122.43% | 123.79% | 1.11 |
| Price/Tangible Book(%) | 159.78 | 161.35 | 0.98 |
| Price/Assets (%) | 14.21 | 14.37 | 1.13 |
| Avg. Mkt. Capitalization ($Mil) | $1,940.05 | $1,936.28 | (0.19) |
| | | | |
| All Publicly-Traded Thrifts | | | |
| Price/Earnings (x) | 18.92x | 19.21x | 1.53% |
| Price/Core Earnings (x) | 21.29 | 21.31 | 0.09 |
| Price/Book (%) | 101.20% | 102.65% | 1.43 |
| Price/Tangible Book(%) | 109.36 | 111.04 | 1.54 |
| Price/Assets (%) | 13.52 | 13.72 | 1.48 |
| Avg. Mkt. Capitalization ($Mil) | $352.88 | $355.84 | 0.84 |

As set forth in the Original Appraisal and First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

For purposes of comparable data in connection with the valuation of the Company, recent second-step conversion offerings are viewed to be the most relevant. As shown in Table 1, Waterstone Financial's offering was closed at the top of its offering range raising gross proceeds of $253.0 million, resulting in an aggregate market value of $344.1 million. Waterstone Financial's closing pro forma price/tangible book ratio equaled 80.70% and the stock price increased 5.8% after its first week of trading as a fully-converted company. As of March 3, 2014, Waterstone Financial's stock price was up 4.8% from its second-step offering price.

Shown in Table 2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current

## Table 1
## Pricing Characteristics and After-Market Trends
## Conversions Completed in the Last Three Months

| Institutional Information: Institution | Conversion Date | Ticker | Pre-Conversion Data – Financial Info.: Assets ($Mil) | Equity/ Assets (%) | Pre-Conversion Data – Asset Quality: NPAs/ Assets (%) | Res. Cov. (%) | Offering Information – Excluding Foundation: Gross Proc. ($Mil.) | % Offer (%) | % of Mid. (%) | Exp./ Proc. (%) | Contribution to Char. Found.: Form | % of Public Off. Excl. Fdn. (%) | Insider Purchases – % Off Incl. Fdn.+Merger Shares – Benefit Plans: ESOP (%) | Recog. Plans (%) | Stk Option (%) | Mgmt.& Dirs. (%)(1) | Initial Div. Yield (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Standard Conversions*** | | | | | | | | | | | | | | | | | |
| Edgewater Bancorp, Inc. - MI | 1/17/14 | EGDW-OTCBB | $ 200 | 8.15% | 3.84% | 33% | $ 6.7 | 100% | 86% | 19.5% | N.A | N.A. | 8.0% | 4.0% | 10.0% | 13.5% | 0.00% |
| Coastway Bancorp, Inc. - RI* | 1/15/14 | CWAY-NASDAQ | $ 381 | 7.24% | 2.16% | 25% | $ 49.5 | 100% | 132% | 3.2% | C/S | $300K/2.5% | 8.0% | 4.0% | 10.0% | 1.8% | 0.00% |
| **Averages - Standard Conversions:** | | | **$ 290** | **7.70%** | **3.00%** | **29%** | **$ 28.1** | **100%** | **109%** | **11.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **7.6%** | **0.00%** |
| **Medians - Standard Conversions:** | | | **$ 290** | **7.70%** | **3.00%** | **29%** | **$ 28.1** | **100%** | **109%** | **11.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **7.6%** | **0.00%** |
| ***Second Step Conversions*** | | | | | | | | | | | | | | | | | |
| Waterstone Financial, Inc. - WI* | 1/23/14 | WSBF-NASDAQ | $ 1,598 | 13.32% | 5.04% | 43% | $ 253.0 | 74% | 115% | 3.4% | N.A. | N.A. | 8.0% | 4.0% | 10.0% | 0.8% | 0.00% |
| **Averages - Second Step Conversions:** | | | **$ 1,598** | **13.32%** | **5.04%** | **43%** | **$ 253.0** | **74%** | **115%** | **3.4%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **0.8%** | **0.00%** |
| **Medians - Second Step Conversions:** | | | **$ 1,598** | **13.32%** | **5.04%** | **43%** | **$ 253.0** | **74%** | **115%** | **3.4%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **0.8%** | **0.00%** |
| **Averages - All Conversions:** | | | **$ 726** | **9.57%** | **3.68%** | **34%** | **$ 103.1** | **91%** | **111%** | **8.7%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **5.4%** | **0.00%** |
| **Medians - All Conversions:** | | | **$ 381** | **8.15%** | **3.84%** | **33%** | **$ 49.5** | **100%** | **115%** | **3.4%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **1.8%** | **0.00%** |

| Institution | Pro Forma Data – Pricing Ratios(2)(5): P/TB (%) | Core P/E (x) | P/A (%) | Pro Forma Data – Financial Charac.: Core ROA (%) | TE/A (%) | Core ROE (%) | IPO Price ($) | Post-IPO Pricing Trends – Closing Price: First Trading Day ($) | % Chge (%) | After First Week(3) ($) | % Chge (%) | After First Month(4) ($) | % Chge (%) | Thru 3/3/14 ($) | % Chge (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Standard Conversions*** | | | | | | | | | | | | | | | |
| Edgewater Bancorp, Inc. - MI | 55.0% | NM | 5.5% | -1.4% | 10.0% | -13.1% | $10.00 | $10.00 | 0.0% | $10.25 | 2.5% | $10.25 | 2.5% | $10.35 | 3.5% |
| Coastway Bancorp, Inc. - RI* | 72.1% | 114.2x | 11.7% | 0.1% | 16.3% | 0.6% | $10.00 | $10.92 | 9.2% | $10.75 | 7.5% | $10.19 | 1.9% | $10.29 | 2.9% |
| **Averages - Standard Conversions:** | **63.6%** | **114.2x** | **8.6%** | **-0.6%** | **13.1%** | **-6.2%** | **$10.00** | **$10.46** | **4.6%** | **$10.50** | **5.0%** | **$10.22** | **2.2%** | **$10.32** | **3.2%** |
| **Medians - Standard Conversions:** | **63.6%** | **114.2x** | **8.6%** | **-0.6%** | **13.1%** | **-6.2%** | **$10.00** | **$10.46** | **4.6%** | **$10.50** | **5.0%** | **$10.22** | **2.2%** | **$10.32** | **3.2%** |
| ***Second Step Conversions*** | | | | | | | | | | | | | | | |
| Waterstone Financial, Inc. - WI* | 80.7% | 23.05 | 19.0% | 0.8% | 23.5% | 3.5% | $10.00 | $10.66 | 6.6% | $10.58 | 5.8% | $10.58 | 5.8% | $10.48 | 4.8% |
| **Averages - Second Step Conversions:** | **80.7%** | **23.1x** | **19.0%** | **0.8%** | **23.5%** | **3.5%** | **$10.00** | **$10.66** | **6.6%** | **$10.58** | **5.8%** | **$10.58** | **5.8%** | **$10.48** | **4.8%** |
| **Medians - Second Step Conversions:** | **80.7%** | **23.1x** | **19.0%** | **0.8%** | **23.5%** | **3.5%** | **$10.00** | **$10.66** | **6.6%** | **$10.58** | **5.8%** | **$10.58** | **5.8%** | **$10.48** | **4.8%** |
| **Averages - All Conversions:** | **69.3%** | **68.6x** | **12.1%** | **-0.1%** | **16.6%** | **-3.0%** | **$10.00** | **$10.53** | **5.3%** | **$10.53** | **5.3%** | **$10.34** | **3.4%** | **$10.37** | **3.7%** |
| **Medians - All Conversions:** | **72.1%** | **68.6x** | **11.7%** | **0.1%** | **16.3%** | **0.6%** | **$10.00** | **$10.66** | **6.6%** | **$10.58** | **5.8%** | **$10.25** | **2.5%** | **$10.35** | **3.5%** |

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

March 3, 2014

Table 2
Market Pricing Comparatives
Prices As of March 3, 2014

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Financial Characteristics(6) | | | | Reported | | Core | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Financial Institution | Price/ Share(1) ($) | Market Value ($Mil) | Core 12 Month EPS(2) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(5) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang Eq/ Assets (%) | NPAs/ Assets (%) | ROA (%) | ROE (%) | ROA (%) | ROE (%) |
| All Public Companies | 16.55 | 339.98 | 0.36 | 14.69 | 19.78 | 109.64 | 14.54 | 118.73 | 21.43 | 0.24 | 1.52 | 25.72 | 2,530 | 13.29 | 12.64 | 2.59 | 0.49 | 3.78 | 0.24 | 1.68 |
| Converted Last 3 Months (no MHC) | 10.39 | 205.72 | 0.26 | 13.14 | 11.91 | 79.32 | 15.99 | 79.39 | 24.37 | 0.00 | 0.00 | 0.00 | 1,117 | 19.92 | 19.91 | 3.60 | 0.85 | 3.63 | 0.46 | 2.07 |
| State of NJ | 14.16 | 403.41 | 0.26 | 11.12 | 21.34 | 137.38 | 17.89 | 151.24 | 22.25 | 0.25 | 1.57 | 29.87 | 3,075 | 13.42 | 12.52 | 2.79 | 0.35 | 2.37 | 0.31 | 2.07 |
| Converted Last 3 Months (no MHC) | | | | | | | | | | | | | | | | | | | | |
| CWAY Coastway Bancorp, Inc. of RI | 10.29 | 50.93 | 0.09 | 13.87 | NM | 74.19 | 12.08 | 74.19 | NM | 0.00 | 0.00 | 0.00 | 422 | 16.28 | 16.28 | 2.16 | 0.03 | 0.21 | 0.10 | 0.63 |
| WSBF Waterstone Financial Inc of WI | 10.48 | 360.51 | 0.43 | 12.41 | 11.91 | 84.45 | 19.90 | 84.58 | 24.37 | 0.00 | 0.00 | 0.00 | 1,812 | 23.56 | 23.54 | 5.04 | 1.66 | 7.05 | 0.82 | 3.50 |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information average P/TB ratio for the two recent fully-converted offerings equaled 79.39%, based on closing stock prices as of March 3, 2014.

As set forth in the Original Appraisal and First Update, RP Financial's analysis of stock market conditions also considered recent trading activity in Investors Bancorp's stock. Since the date of the First Update, the trading price of the Company's stock ranged from a low closing price of $24.83 on February 5, 2014 to a high closing price of $26.52 on February 28, 2014. As of March 3, 2014, the Company's closing stock price was $26.30 per share which equaled a 3.7% increase from Investors Bancorp's closing stock price of $25.37 per share as of the January 31, 2014 date of the First Update.

<u>Summary of Adjustments</u>

In the First Update, we made the following adjustments to Investors Bancorp's pro forma value based upon our comparative analysis to the Peer Group:

| Key Valuation Parameters: | PreviousValuation Adjustment |
|---|---|
| Financial Condition | Slight Upward |
| Profitability, Growth and Viability of Earnings | No Adjustment |
| Asset Growth | Slight Upward |
| Primary Market Area | No Adjustment |
| Dividends | No Adjustment |
| Liquidity of the Shares | No Adjustment |
| Marketing of the Issue | Slight Upward |
| Management | No Adjustment |
| Effect of Govt. Regulations and Regulatory Reform | No Adjustment |

With the exception of marketing of the issue, the factors for the key valuation parameters did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

The general market for thrift stocks was up slightly since the date of the First Update, as indicated by the increases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Similarly, the updated pricing measures for the Peer Group showed slight increases since the date of the First Update. Waterstone Financial's recent second-step offering was over subscribed and it was closed at the top of its offering range, with gross proceeds of $253.0 million. As of March 3, 2014, Waterstone Financial's closing stock price was up 4.8% from its IPO price. Investors Bancorp's stock price was up 3.7% since the date of the First Update and the $26.30 closing price on March 3, 2014 approximated the maximum of the offering range as set forth in the First Update. In summary, a slight upward adjustment remained appropriate for marketing of the issue.

Overall, taking into account the foregoing factors, RP Financial concluded that the offering range set forth in the First Update remained appropriate. Accordingly, as of March 3, 2014, based on a $2.0 billion midpoint offering at the midpoint, the aggregate pro forma market value of Investors Bancorp's conversion stock equaled $3.252 billion at the midpoint. Investors

Bancorp's aggregate market value was slightly higher compared to the First Update, which equaled $3.248 billion. The slight increase in the Company's aggregate market value was due to a slight decrease in the MHC's ownership percentage based on shares outstanding as December 31, 2013 relative to shares outstanding as of September 30, 2013 used in the First Update. After accounting for the impact of the net MHC assets on the public shareholders' ownership interest and the shares issued to the MHC for the acquisition of Gateway Community, the MHC's ownership interest decreased from 61.77% as set forth in the First Update to 61.69% based on shares outstanding as of December 31, 2013.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Investors Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the First Updated were updated with Investors Bancorp's shares outstanding as of December 31, 2013 and took into account the shares issued to the MHC for the acquisition of Gateway Community in January 2014. Consistent with the Original Appraisal and First Update, the Company's pre-conversion earnings were adjusted to reflect the pro forma earnings impact of the Roma Financial and Gateway Community acquisitions. The earnings adjustments for the Roma Financial and Gateway Community acquisitions did not change from the First Update. Since the Company's December 31, 2013 balance sheet reflects the acquisition of Roma Financial, the Company's pre-conversion book value and assets were adjusted to reflect only the pro forma impact of the Gateway Community acquisition based on Gateway Community's balance sheet as of December 31, 2013 and the pro forma merger adjustments as set forth in the Original Appraisal and First Update.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Investor's Bancorp's stock, which had a closing price of $26.30 as of March 3, 2014, an increase of 3.7% from its closing price as of January 31, 2014. The $26.30 closing trading price implied a pro forma market capitalization for Investors Bancorp of approximately $3.661 billion, which is slightly below the maximum of the valuation range.

The Company has adopted "Employers' Accounting for Employee Stock Ownership Plans" ("ASC 718-40"), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC's net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. This pro forma adjustment also takes into account the net assets held by Gateway Community's mutual holding company, as well as the quarterly dividend to be paid by the Company in the first quarter of 2014. At December 31, 2013, the MHC had estimated pro forma net assets of $10.4 million, which has been added to the Company's December 31, 2013 pro forma equity to reflect the consolidation of the MHC into the Company's operations. Exhibit 5 shows that after accounting for the impact of the MHC's net assets, the public shareholders' ownership interest was reduced from 38.44% to 38.31% and the MHC's ownership interest was increased from 61.56% to 61.69%.

1. <u>P/E Approach</u>. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings, including the pro forma earnings impact of the acquisitions of Roma Financial and Gateway Community as set forth in the Original Appraisal and First Update, equaled $115.452 million for the twelve months ended December 31, 2013. In deriving Investors Bancorp's core earnings, the adjustments made to reported earnings were to eliminate net gains on securities transactions equal to $750,000, net gains on loan transactions equal to $9.854 million, net impairment losses on investments equal to $977,000 and net gains on the sale of OREO equal to $1.167 million. As shown below, assuming an effective marginal tax rate of 37.0% for the earnings adjustments, the Company's core earnings were estimated to equal $108.581 million for the twelve months ended December 31, 2013. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

| | Amount ($000) |
|---|---|
| Net income(1) | $115,452 |
| Deduct: Net gain on securities transactions(1)(2) | (473) |
| Deduct: Net gain on loan transactions(1)(2) | (6,208) |
| Add back: Net impairment loss on investments(1)(2) | 616 |
| Deduct; Net gains on sale of OREO(1)(2) | (806) |
| Core earnings estimate | $108,581 |

(1) Reflects pro form earnings impact of Roma Financial and Gateway Community acquisitions.
(2) Adjustments were tax effected at 37.0%

Based on Investors Bancorp's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions as set forth in the Company's prospectus, the Company's reported and core P/E multiples at the $3.252 billion midpoint value equaled 27.87 times and 29.62 times, respectively. The Company's updated reported and core P/E multiples provided for premiums of 53.38% and 64.09% relative to the Peer Group's average reported and core P/E multiples of 18.17 times and 18.05 times, respectively (versus premiums of 63.64% and 75.57% relative to the Peer Group's average reported and core P/E multiples as indicated in the First Update). The Company's updated reported and core P/E multiples indicated premiums of 73.00% and 74.54% relative to the Peer Group's median reported and core P/E multiples, which equaled 16.11 times and 16.97 times, respectively (versus premiums of 84.26% and 83.70% relative to the Peer Group's median reported and core P/E multiples as indicated in the First Update). The Company's pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 23.75 times and 36.69 times, respectively, and based on core earnings at the minimum and the super maximum equaled 25.24 times and 38.98 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 3, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Company's pro forma book value was adjusted for the impact of the Gateway Community acquisition, which was not reflected in the Company's financial data as of December 31, 2013. The pro forma impact of the Gateway Community acquisition increased reported and tangible book value by $22.3 million. Based on the $3.252 billion midpoint value, the Company's P/B and P/TB ratios equaled 102.67% and 105.82%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 123.79% and 161.35%, respectively, Investors Bancorp's updated ratios reflected a discount of 17.06% on a P/B basis and a discount of 34.42% on a P/TB basis (versus discounts of 16.23% and 33.77% from the Peer Group's average P/B and P/TB ratios as indicated in the First Update). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 114.01% and 168.79%, respectively, Investors Bancorp's updated ratios reflected discounts of 9.95% and 37.31% at the $3.252 billion midpoint value (versus discounts of 8.60% and 34.94% from the Peer Group's median P/B and P/TB ratios as indicated in the First Update). At the super maximum of the range, the Company's P/B and P/TB ratios equaled 114.55% and 117.51%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the super maximum of the range reflected discounts of 7.46% and 27.17%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the super maximum of the range reflected a premium of 0.47% and a discount of 30.38%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, Waterstone Financial's recently completed second-step offering had a pro forma price/tangible book ratio at closing of 80.70% (see Table 1). In

Table 3
Public Market Pricing
Investors Bancorp and the Comparables
As of March 3, 2014

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Financial Characteristics(6) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Core | Book | | | | | | | | | | | | | Reported | | Core | | | 2nd Step |
| | Price/ Share(1) | Market Value | 12 Month EPS(2) | Value/ Share | P/E | P/B | P/A | P/TB | P/Core | Amount/ Share | Yield | Payout Ratio(5) | Total Assets | Equity/ Assets | Tang Eq/ Assets | NPAs/ Assets | ROA | ROE | ROA | ROE | Exchange Ratio | Offering Amount |
| | ($) | ($Mil) | ($) | ($) | (x) | (%) | (%) | (%) | (x) | ($) | (%) | (%) | ($Mil) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | | ($Mil) |
| Investors Bancorp, Inc. | | | | | | | | | | | | | | | | | | | | | | |
| Super Maximum | 10.00 | 4,297.89 | 0.26 | 8.73 | 36.69 | 114.55 | 23.48 | 117.51 | 38.98 | 0.00 | 0.00 | 0.00 | 18,303 | 20.49 | 20.07 | 0.81 | 0.64 | 3.12 | 0.60 | 2.94 | 3.0702 | 2,645.000 |
| Maximum | 10.00 | 3,738.60 | 0.29 | 9.20 | 31.98 | 108.70 | 20.78 | 111.86 | 33.98 | 0.00 | 0.00 | 0.00 | 17,991 | 19.11 | 18.68 | 0.83 | 0.65 | 3.40 | 0.61 | 3.20 | 2.6698 | 2,300.000 |
| Midpoint | 10.00 | 3,252.26 | 0.34 | 9.74 | 27.87 | 102.67 | 18.35 | 105.82 | 29.62 | 0.00 | 0.00 | 0.00 | 17,720 | 17.87 | 17.42 | 0.84 | 0.66 | 3.68 | 0.62 | 3.47 | 2.3215 | 2,000.000 |
| Minimum | 10.00 | 2,765.92 | 0.40 | 10.47 | 23.75 | 95.51 | 15.85 | 98.81 | 25.24 | 0.00 | 0.00 | 0.00 | 17,448 | 16.59 | 16.13 | 0.85 | 0.67 | 4.02 | 0.63 | 3.79 | 1.9733 | 1,700.000 |
| All Non-MHC Public Companies (7) | | | | | | | | | | | | | | | | | | | | | | |
| Averages | 16.95 | 355.84 | 0.36 | 15.57 | 19.21 | 102.65 | 13.72 | 111.04 | 21.31 | 0.25 | 1.56 | 26.58 | 2,501 | 13.21 | 12.60 | 2.59 | 0.51 | 3.92 | 0.23 | 1.55 | | |
| Medians | 14.75 | 97.69 | 0.41 | 14.26 | 18.58 | 96.14 | 12.71 | 103.51 | 20.82 | 0.20 | 1.40 | 16.13 | 802 | 12.35 | 11.52 | 1.74 | 0.60 | 4.21 | 0.43 | 3.10 | | |
| All Non-MHC State of NJ(7) | | | | | | | | | | | | | | | | | | | | | | |
| Averages | 14.54 | 447.94 | 0.48 | 13.64 | 18.68 | 108.26 | 15.72 | 120.57 | 19.69 | 0.36 | 2.32 | 45.69 | 2,556 | 14.45 | 13.42 | 2.26 | 0.62 | 4.23 | 0.58 | 3.91 | | |
| Medians | 14.03 | 323.05 | 0.74 | 12.37 | 17.53 | 102.18 | 14.13 | 108.61 | 18.58 | 0.24 | 2.26 | 48.00 | 2,286 | 13.08 | 10.08 | 2.01 | 0.64 | 4.79 | 0.60 | 4.85 | | |
| State of NJ | | | | | | | | | | | | | | | | | | | | | | |
| CBNJ Cape Bancorp, Inc. of NJ | 10.60 | 127.84 | 0.38 | 11.65 | 23.56 | 90.99 | 11.90 | 108.61 | 27.89 | 0.24 | 2.26 | 53.33 | 1,074 | 13.08 | 11.19 | 2.01 | 0.52 | 3.67 | 0.44 | 3.10 | | |
| COBK Colonial Financial Serv. of NJ | 12.08 | 46.54 | -1.07 | 15.65 | NM | 77.19 | 7.78 | 77.19 | NM | 0.00 | 0.00 | NM | 598 | 10.08 | 10.08 | 5.37 | -0.54 | -5.16 | -0.66 | -6.27 | | |
| HCBK Hudson City Bancorp, Inc of NJ(7) | 9.39 | 4,961.85 | 0.33 | 8.87 | 26.83 | 105.86 | 12.66 | 109.44 | 28.45 | 0.16 | 1.70 | 45.71 | 39,188 | 11.96 | 11.61 | 2.93 | 0.46 | 3.94 | 0.43 | 3.72 | | |
| NFBK Northfield Bancorp, Inc. of NJ | 12.64 | 732.18 | 0.28 | 12.37 | NM | 102.18 | 26.85 | 104.72 | NM | 0.24 | 1.90 | NM | 2,727 | 26.27 | 25.80 | 1.71 | 0.64 | 2.90 | 0.60 | 2.71 | | |
| OSHC Ocean Shore Holding Co. of NJ | 14.03 | 96.85 | 0.74 | 15.37 | 19.22 | 91.28 | 9.28 | 96.03 | 18.96 | 0.24 | 1.71 | 32.88 | 1,044 | 10.17 | 9.71 | 0.80 | 0.48 | 4.79 | 0.49 | 4.85 | | |
| OCFC OceanFirst Fin. Corp of NJ | 18.58 | 323.05 | 1.00 | 12.29 | 17.53 | 151.18 | 14.13 | 151.18 | 18.58 | 0.48 | 2.58 | 45.28 | 2,286 | 9.35 | 9.35 | 2.95 | 0.80 | 8.46 | 0.76 | 7.98 | | |
| ORIT Oritani Financial Corp of NJ | 15.50 | 708.41 | 0.91 | 11.52 | 17.42 | 134.55 | 25.09 | 134.55 | 17.03 | 0.70 | 4.52 | NM | 2,824 | 18.65 | 18.65 | 0.98 | 1.45 | 7.88 | 1.48 | 8.06 | | |
| PFS Provident Fin. Serv. Inc of NJ | 18.37 | 1,100.69 | 1.15 | 16.63 | 15.70 | 110.46 | 14.99 | 171.68 | 15.97 | 0.60 | 3.27 | 51.28 | 7,341 | 13.57 | 9.18 | 2.03 | 0.96 | 7.09 | 0.95 | 6.97 | | |
| Comparable Group Averages | | | | | | | | | | | | | | | | | | | | | | |
| Averages | 20.66 | 1,936.28 | 1.30 | 16.55 | 18.17 | 123.79 | 14.37 | 161.35 | 18.05 | 0.53 | 3.23 | 44.67 | 13,610 | 12.12 | 9.60 | 1.45 | 0.83 | 7.09 | 0.88 | 7.61 | | |
| Medians | 15.01 | 1,219.01 | 0.82 | 13.18 | 16.11 | 114.01 | 14.67 | 168.79 | 16.97 | 0.54 | 3.33 | 51.28 | 7,625 | 12.40 | 8.28 | 1.31 | 0.84 | 6.60 | 0.87 | 7.10 | | |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | | |
| AF Astoria Financial Corp. of NY | 13.53 | 1,337.33 | 0.53 | 13.44 | 22.93 | 100.67 | 8.35 | 117.04 | 25.53 | 0.16 | 1.18 | 27.12 | 16,022 | 9.10 | 8.04 | 2.98 | 0.36 | 4.21 | 0.32 | 3.78 | | |
| BHLB Berkshire Hills Bancorp of MA | 24.78 | 620.39 | 2.10 | 26.89 | 15.49 | 92.15 | 11.38 | 154.59 | 11.80 | 0.72 | 2.91 | 45.00 | 5,450 | 12.35 | 7.75 | 0.96 | 0.77 | 6.11 | 1.02 | 8.02 | | |
| CFFN Capitol Federal Fin Inc. of KS | 12.12 | 1,785.43 | 0.47 | 11.08 | 25.79 | 109.39 | 19.44 | 109.39 | 25.79 | 0.30 | 2.48 | 63.83 | 9,186 | 17.77 | 17.77 | 0.44 | 0.75 | 4.13 | 0.75 | 4.13 | | |
| DCOM Dime Community Bancshars of NY | 16.59 | 609.07 | 1.77 | 11.51 | 15.22 | 144.14 | 15.17 | 165.90 | 9.37 | 0.56 | 3.38 | 51.38 | 4,015 | 10.52 | 9.27 | 1.10 | 1.01 | 9.95 | 1.64 | 16.15 | | |
| NYCB New York Community Bcrp of NY | 15.82 | 6,973.60 | 0.93 | 12.92 | 14.65 | 122.45 | 15.24 | 215.24 | 17.01 | 1.00 | 6.32 | NM | 45,765 | 12.44 | 7.48 | 0.46 | 1.07 | 8.40 | 0.92 | 7.23 | | |
| NWBI Northwest Bancshares Inc of PA | 14.20 | 1,338.26 | 0.65 | 12.08 | 21.19 | 117.55 | 16.92 | 139.22 | 21.85 | 0.52 | 3.66 | NM | 7,908 | 14.40 | 12.43 | 2.35 | 0.79 | 5.52 | 0.77 | 5.36 | | |
| PBCT Peoples United Financial of CT | 14.12 | 4,333.57 | 0.71 | 15.11 | 18.58 | 93.45 | 13.75 | 173.04 | 19.89 | 0.65 | 4.60 | NM | 31,510 | 14.72 | 8.52 | 1.57 | 0.77 | 4.79 | 0.72 | 4.47 | | |
| PFS Provident Fin. Serv. Inc of NJ | 18.37 | 1,100.69 | 1.15 | 16.63 | 15.70 | 110.46 | 14.99 | 171.68 | 15.97 | 0.60 | 3.27 | 51.28 | 7,341 | 13.57 | 9.18 | 2.03 | 0.96 | 7.09 | 0.95 | 6.97 | | |
| TRST TrustCo Bank Corp NY of NY | 6.77 | 639.51 | 0.40 | 3.75 | 16.51 | 180.53 | 14.34 | 180.53 | 16.93 | 0.26 | 3.84 | 63.41 | 4,460 | 7.94 | 7.94 | 1.33 | 0.88 | 10.88 | 0.86 | 10.61 | | |
| WSFS WSFS Financial Corp. of DE | 70.26 | 624.96 | 4.30 | 42.04 | 15.81 | 167.13 | 14.07 | 186.86 | 16.34 | 0.48 | 0.68 | 10.67 | 4,443 | 8.42 | 7.60 | 1.29 | 0.92 | 9.85 | 0.88 | 9.41 | | |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comparison, the Company's pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 31.13%. Waterstone Financial's current P/TB ratio, based on closing stock prices as of March 3, 2014, equaled 84.58%. In comparison to Waterstone Financial's current P/TB ratio, the Company's P/TB ratio at the midpoint value reflects an implied premium of 25.11%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $3.252 billion midpoint value Investors Bancorp's pro forma P/A ratio equaled 18.35%. In comparison to the Peer Group's average P/A ratio of 14.37%, Investors Bancorp's P/A ratio indicated a premium of 27.70% (versus a premium of 28.99% at the midpoint valuation in the First Update). In comparison to the Peer Group's median P/A ratio of 14.67%, Investors Bancorp's P/A ratio at the $3.252 billion midpoint value indicated a premium of 25.09% (versus a premium of 28.54% at the midpoint valuation in the First Update).

*Valuation Conclusion*

Based on the foregoing, it is our opinion that, as of March 3, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company; (2) exchange shares issued to existing public shareholders of the Company; and (3) shares issued to the Foundation - was $3,252,259,400 at the midpoint, equal to 325,225,940 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

| | Total Shares | Offering Shares | Exchange Shares Issued to Public Shareholders | Foundation Shares | Exchange Ratio |
|---|---|---|---|---|---|
| Shares | | | | | |
| Maximum, as Adjusted | 429,788,806 | 264,500,000 | 164,288,806 | 1,000,000 | 3.0702 |
| Maximum | 373,859,831 | 230,000,000 | 142,859,831 | 1,000,000 | 2.6698 |
| Midpoint | 325,225,940 | 200,000,000 | 124,225,940 | 1,000,000 | 2.3215 |
| Minimum | 276,592,049 | 170,000,000 | 105,592,049 | 1,000,000 | 1.9733 |
| Distribution of Shares | | | | | |
| Maximum, as Adjusted | 100.00% | 61.54% | 38.23% | 0.23% | |
| Maximum | 100.00% | 61.52% | 38.21% | 0.27% | |
| Midpoint | 100.00% | 61.50% | 38.20% | 0.31% | |
| Minimum | 100.00% | 61.46% | 38.18% | 0.36% | |
| Aggregate Market Value at $10 per share | | | | | |
| Maximum, as Adjusted | $ 4,297,888,060 | $2,645,000,000 | $ 1,642,888,060 | $ 10,000,000 | |
| Maximum | $ 3,738,598,310 | $2,300,000,000 | $ 1,428,598,310 | $ 10,000,000 | |
| Midpoint | $ 3,252,259,400 | $2,000,000,000 | $ 1,242,259,400 | $ 10,000,000 | |
| Minimum | $ 2,765,920,490 | $1,700,000,000 | $ 1,055,920,490 | $ 10,000,000 | |

<u>*Establishment of the Exchange Ratio*</u>

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Investors Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and firm commitment underwritten offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 2.3215 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.9733 at the minimum, 2.6698 at the maximum and 3.0702 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director

EXHIBITS

*LIST OF EXHIBITS*

EXHIBIT 1

Stock Prices
As of March 3, 2014

Exhibit 1-A
Weekly Thrift Market Line - Part One
Prices As of March 3, 2014

| | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Wk ($) | % Change From Last Wk (%) | % Change From 52 Wks (2) (%) | % Change From MRY (2) (%) | LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
| Financial Institution | | | | | | | | | | | | | | |
| Market Averages. All Public Companies(no MHC) | | | | | | | | | | | | | | |
| All Public Companies(104) | 16.95 | 24,009 | 355.8 | 18.56 | 13.44 | 16.84 | 0.80 | 17.35 | 1.71 | 0.76 | 0.36 | 15.57 | 14.67 | 127.58 |
| NYSE Traded Companies(5) | 17.51 | 155,667 | 2,567.7 | 18.73 | 12.55 | 17.08 | 2.51 | 31.44 | -0.75 | 0.82 | -0.46 | 14.56 | 11.79 | 148.48 |
| NASDAQ Listed OTC Companies(99) | 16.92 | 16,930 | 236.9 | 18.55 | 13.49 | 16.83 | 0.71 | 16.59 | 1.84 | 0.76 | 0.41 | 15.62 | 14.82 | 126.45 |
| California Companies(4) | 31.28 | 9,482 | 394.5 | 33.24 | 15.61 | 30.68 | 3.51 | 49.26 | 12.36 | 1.34 | 0.21 | 13.97 | 13.84 | 128.23 |
| Florida Companies(1) | 17.90 | 122,626 | 2,195.0 | 18.97 | 13.93 | 17.69 | 1.19 | 17.69 | -2.40 | 1.14 | -0.40 | 11.85 | 11.41 | 143.62 |
| Mid-Atlantic Companies(30) | 16.20 | 38,554 | 570.9 | 18.07 | 12.95 | 16.08 | 1.03 | 18.67 | 2.01 | 0.53 | 0.49 | 14.56 | 13.34 | 124.61 |
| Mid-West Companies(28) | 15.22 | 17,038 | 209.9 | 16.47 | 11.93 | 15.10 | 0.87 | 22.23 | 1.83 | 0.86 | 0.29 | 15.43 | 14.61 | 125.77 |
| New England Companies(17) | 19.22 | 28,967 | 429.2 | 20.65 | 16.18 | 19.10 | 0.87 | 8.61 | -0.71 | 0.77 | 0.72 | 17.07 | 15.41 | 151.64 |
| North-West Companies(6) | 13.23 | 11,084 | 116.9 | 15.38 | 10.50 | 13.08 | 0.90 | 23.13 | 4.35 | 0.91 | -0.79 | 13.98 | 13.65 | 111.43 |
| South-East Companies(14) | 16.45 | 8,974 | 130.1 | 17.61 | 14.11 | 16.42 | 0.05 | 6.84 | 0.57 | 0.72 | 0.52 | 17.19 | 17.08 | 107.49 |
| South-West Companies(2) | 20.28 | 6,533 | 135.7 | 24.77 | 18.92 | 20.85 | -2.65 | -3.56 | -1.36 | 0.70 | 0.21 | 19.23 | 19.23 | 157.87 |
| Western Companies (Excl CA)(2) | 16.39 | 6,985 | 131.7 | 18.21 | 15.63 | 16.68 | -1.92 | -1.20 | -3.46 | 1.03 | 0.36 | 16.73 | 15.73 | 143.26 |
| Thrift Strategy(101) | 16.44 | 21,339 | 313.3 | 17.94 | 13.10 | 16.32 | 0.81 | 17.42 | 1.91 | 0.71 | 0.34 | 15.29 | 14.48 | 124.04 |
| Mortgage Banker Strategy(1) | 15.28 | 9,852 | 150.5 | 18.62 | 14.12 | 15.14 | 0.92 | -9.80 | 1.87 | 1.89 | -1.78 | 15.95 | 15.95 | 117.03 |
| Diversified Strategy(2) | 42.19 | 157,903 | 2,479.3 | 47.78 | 29.22 | 42.36 | -0.06 | 27.50 | -8.00 | 2.63 | 2.51 | 28.58 | 22.88 | 301.07 |
| Companies Issuing Dividends(74) | 17.09 | 28,669 | 421.2 | 18.82 | 14.09 | 16.99 | 0.73 | 11.31 | -0.71 | 0.95 | 0.55 | 16.00 | 14.80 | 133.59 |
| Companies Without Dividends(30) | 16.58 | 11,755 | 184.0 | 17.87 | 11.73 | 16.44 | 0.96 | 33.23 | 8.05 | 0.28 | -0.13 | 14.41 | 14.32 | 111.76 |
| Equity/Assets <6%(3) | 7.75 | 4,921 | 30.1 | 9.69 | 2.35 | 8.07 | 0.92 | 106.00 | 64.47 | 0.11 | -0.08 | 1.84 | 1.84 | 114.01 |
| Equity/Assets 6-12%(43) | 19.48 | 19,000 | 289.2 | 21.28 | 13.93 | 19.26 | 1.41 | 24.38 | 1.16 | 1.01 | 0.47 | 15.26 | 14.39 | 161.30 |
| Equity/Assets >12%(58) | 15.47 | 28,268 | 415.1 | 16.93 | 13.49 | 15.43 | 0.36 | 9.16 | -0.15 | 0.61 | 0.30 | 16.28 | 15.32 | 103.97 |
| Converted Last 3 Months (no MHC)(2) | 10.39 | 19,675 | 205.7 | 10.88 | 8.44 | 10.42 | -0.33 | 24.63 | 3.23 | 0.46 | 0.26 | 13.14 | 13.13 | 68.93 |
| Actively Traded Companies(1) | 78.45 | 2,129 | 167.0 | 81.00 | 57.69 | 78.57 | -0.15 | 11.59 | -0.05 | 6.22 | 6.22 | 47.42 | 47.42 | 612.55 |
| Market Value Below $20 Million(4) | 3.14 | 4,515 | 10.9 | 3.61 | 1.96 | 3.05 | 4.44 | 16.96 | 9.33 | -0.27 | -0.26 | 5.08 | 5.07 | 65.21 |
| Holding Company Structure(88) | 15.60 | 25,858 | 363.8 | 17.17 | 12.73 | 15.51 | 0.74 | 16.93 | 2.01 | 0.67 | 0.38 | 15.01 | 13.98 | 122.37 |
| Assets Over $1 Billion(47) | 20.13 | 46,804 | 714.8 | 21.98 | 15.19 | 19.99 | 0.96 | 17.47 | -1.01 | 1.11 | 0.48 | 15.76 | 14.34 | 140.33 |
| Assets $500 Million-$1 Billion(27) | 13.58 | 7,374 | 84.8 | 15.25 | 11.13 | 13.53 | 0.29 | 23.26 | 6.88 | 0.40 | 0.26 | 13.91 | 13.20 | 116.10 |
| Assets $250-$500 Million(28) | 15.46 | 3,732 | 45.1 | 16.64 | 13.18 | 15.36 | 0.95 | 11.73 | 1.64 | 0.59 | 0.31 | 17.16 | 16.88 | 119.25 |
| Assets less than $250 Million(2) | 10.12 | 2,358 | 21.2 | 11.11 | 8.37 | 9.98 | 1.70 | 11.01 | -5.02 | 0.16 | -0.14 | 12.19 | 12.18 | 104.54 |
| Goodwill Companies(59) | 15.74 | 33,769 | 481.0 | 17.41 | 12.81 | 15.60 | 1.06 | 13.82 | -0.25 | 0.88 | 0.50 | 15.25 | 13.62 | 127.74 |
| Non-Goodwill Companies(44) | 18.63 | 12,195 | 205.80 | 20.17 | 14.31 | 18.55 | 0.48 | 22.13 | 4.14 | 0.63 | 0.20 | 16.00 | 16.00 | 128.36 |
| Market Averages. MHC Institutions | | | | | | | | | | | | | | |
| All Public Companies(15) | 13.90 | 46,379 | 236.4 | 15.03 | 10.52 | 13.82 | 0.78 | 24.17 | 3.84 | 0.33 | 0.31 | 8.98 | 8.39 | 79.62 |
| NASDAQ Listed OTC Companies(15) | 13.90 | 46,379 | 236.4 | 15.03 | 10.52 | 13.82 | 0.78 | 24.17 | 3.84 | 0.33 | 0.31 | 8.98 | 8.39 | 79.62 |
| Mid-Atlantic Companies(10) | 13.98 | 34,534 | 227.6 | 15.43 | 10.35 | 13.85 | 0.86 | 27.35 | 4.05 | 0.30 | 0.29 | 8.94 | 8.39 | 86.99 |
| Mid-West Companies(2) | 10.11 | 157,851 | 491.0 | 10.73 | 8.82 | 10.29 | -2.04 | 7.89 | 1.37 | 0.26 | 0.28 | 6.94 | 6.07 | 36.72 |
| New England Companies(2) | 15.62 | 14,400 | 124.5 | 16.01 | 11.50 | 15.40 | 4.01 | 30.03 | 8.20 | 0.39 | 0.23 | 9.32 | 8.48 | 94.22 |
| South-East Companies(1) | 17.25 | 5,846 | 38.3 | 17.75 | 13.73 | 17.40 | -0.86 | 13.19 | -1.99 | 0.67 | 0.66 | 12.86 | 12.86 | 62.59 |
| Thrift Strategy(15) | 13.90 | 46,379 | 236.4 | 15.03 | 10.52 | 13.82 | 0.78 | 24.17 | 3.84 | 0.33 | 0.31 | 8.98 | 8.39 | 79.62 |
| Companies Issuing Dividends(9) | 14.63 | 23,472 | 184.4 | 16.22 | 11.32 | 14.55 | 0.78 | 22.16 | 2.83 | 0.57 | 0.58 | 9.68 | 9.13 | 85.37 |
| Companies Without Dividends(6) | 12.81 | 80,739 | 314.4 | 13.26 | 9.32 | 12.72 | 0.78 | 27.18 | 5.37 | -0.03 | -0.10 | 7.95 | 7.28 | 71.01 |
| Equity/Assets <6%(1) | 14.41 | 2,618 | 13.0 | 16.50 | 11.05 | 14.41 | 0.00 | 22.74 | 6.74 | 0.96 | 0.96 | 10.60 | 9.13 | 188.12 |
| Equity/Assets 6-12%(6) | 16.50 | 30,380 | 274.9 | 18.08 | 11.80 | 16.37 | 1.40 | 33.12 | 4.19 | 0.30 | 0.24 | 9.32 | 8.94 | 100.64 |
| Equity/Assets >12%(8) | 11.88 | 63,849 | 235.4 | 12.57 | 9.50 | 11.83 | 0.41 | 17.64 | 3.22 | 0.28 | 0.27 | 8.53 | 7.89 | 50.30 |
| Holding Company Structure(14) | 13.96 | 47,801 | 244.3 | 15.15 | 10.47 | 13.86 | 0.87 | 24.78 | 3.94 | 0.34 | 0.31 | 9.12 | 8.48 | 82.39 |
| Assets Over $1 Billion(6) | 16.70 | 106,422 | 548.5 | 17.12 | 12.34 | 16.50 | 1.34 | 26.65 | 4.88 | 0.34 | 0.28 | 7.89 | 7.13 | 67.60 |
| Assets $500 Million-$1 Billion(2) | 16.55 | 5,010 | 33.0 | 20.27 | 12.04 | 16.60 | -0.20 | 37.29 | 0.45 | 0.78 | 0.76 | 10.68 | 10.68 | 123.54 |
| Assets $250-$500 Million(7) | 10.74 | 6,733 | 27.0 | 11.75 | 8.53 | 10.72 | 0.58 | 18.29 | 3.92 | 0.20 | 0.20 | 9.44 | 8.82 | 77.39 |
| Goodwill Companies(9) | 13.80 | 71,382 | 363.0 | 14.44 | 10.24 | 13.63 | 1.45 | 25.60 | 5.43 | 0.36 | 0.32 | 8.29 | 7.30 | 76.99 |
| Non-Goodwill Companies(5) | 15.19 | 9,647 | 52.2 | 17.29 | 11.91 | 15.21 | 0.03 | 23.22 | 0.74 | 0.61 | 0.60 | 10.48 | 10.48 | 86.57 |
| MHC Institutions(15) | 13.90 | 46,379 | 236.4 | 15.03 | 10.52 | 13.82 | 0.78 | 24.17 | 3.84 | 0.33 | 0.31 | 8.98 | 8.39 | 79.62 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As of March 3, 2014

| | Financial Institution | Market Capitalization: Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | Price Change Data: 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Wk ($) | % Change From: Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | Current Per Share Financials: LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **NYSE Traded Companies** | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 13.53 | 98,842 | 1,337.3 | 14.47 | 9.22 | 13.05 | 3.68 | 39.05 | -2.17 | 0.59 | 0.53 | 13.44 | 11.56 | 162.10 |
| EVER | EverBank Financial Corp. of FL* | 17.90 | 122,626 | 2,195.0 | 18.97 | 13.93 | 17.69 | 1.19 | 17.69 | -2.40 | 1.14 | -0.40 | 11.85 | 11.41 | 143.62 |
| FBC | Flagstar Bancorp, Inc. of MI* | 21.94 | 56,138 | 1,231.7 | 22.88 | 12.29 | 21.27 | 3.15 | 60.73 | 11.82 | 0.12 | -4.51 | 17.95 | 17.95 | 210.34 |
| NYCB | New York Community Bcrp of NY* | 15.82 | 440,809 | 6,973.6 | 17.39 | 12.91 | 15.90 | -0.50 | 18.15 | -6.11 | 1.08 | 0.93 | 12.92 | 7.35 | 103.82 |
| PFS | Provident Fin. Serv. Inc of NJ* | 18.37 | 59,918 | 1,100.7 | 19.93 | 14.41 | 17.49 | 5.03 | 21.58 | -4.92 | 1.17 | 1.15 | 16.63 | 10.70 | 122.52 |
| | **NASDAQ Listed OTC Companies** | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 17.40 | 5,040 | 87.7 | 18.41 | 15.67 | 17.42 | -0.11 | 4.88 | 0.87 | 0.26 | -0.27 | 20.41 | 20.41 | 149.07 |
| ALLB | Alliance Bancorp, Inc. of PA* | 15.20 | 4,467 | 67.9 | 15.60 | 13.04 | 15.38 | -1.17 | 14.80 | -1.30 | 0.41 | 0.41 | 17.16 | 17.16 | 97.61 |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 19.51 | 2,550 | 49.8 | 19.74 | 14.25 | 18.52 | 5.35 | 36.91 | 6.67 | -0.21 | -0.27 | 20.62 | 20.62 | 158.15 |
| AFCB | Athens Bancshares Corp. of TN* | 19.75 | 1,891 | 37.3 | 20.61 | 16.50 | 19.75 | 0.00 | 9.72 | -0.35 | 1.21 | 1.21 | 23.41 | 23.30 | 156.36 |
| ACFC | Atlantic Coast Fin. Corp of GA(8)* | 3.96 | 2,629 | 10.4 | 6.88 | 3.00 | 4.03 | -1.74 | -4.81 | -8.55 | -1.83 | -2.19 | 11.36 | 11.36 | 271.63 |
| BLMT | BSB Bancorp, Inc. of MA* | 16.81 | 9,056 | 152.2 | 17.41 | 12.60 | 17.04 | -1.35 | 27.45 | 11.40 | 0.20 | 0.05 | 14.26 | 14.26 | 112.97 |
| BKMU | Bank Mutual Corp of WI* | 6.51 | 46,438 | 302.3 | 7.35 | 5.00 | 6.36 | 2.36 | 13.22 | -7.13 | 0.22 | 0.12 | 5.95 | 5.94 | 50.25 |
| BFIN | BankFinancial Corp. of IL* | 9.81 | 21,109 | 207.1 | 10.33 | 7.25 | 9.98 | -1.70 | 21.71 | 7.10 | -1.10 | -1.15 | 8.26 | 8.14 | 68.31 |
| BNCL | Beneficial Mut MHC of PA(42.9) | 12.14 | 78,094 | 437.8 | 12.43 | 8.36 | 12.01 | 1.08 | 25.93 | 11.17 | 0.17 | 0.14 | 7.94 | 6.27 | 59.99 |
| BHLB | Berkshire Hills Bancorp of MA* | 24.78 | 25,036 | 620.4 | 29.38 | 23.95 | 24.83 | -0.20 | 2.40 | -9.13 | 1.60 | 2.10 | 26.89 | 16.03 | 217.70 |
| BOFI | Bofi Holding, Inc. Of CA* | 91.33 | 14,052 | 1,283.4 | 95.20 | 33.76 | 89.95 | 1.53 | 168.62 | 16.45 | 3.04 | 2.23 | 19.75 | 19.75 | 233.72 |
| BYFC | Broadway Financial Corp. of CA* | 1.15 | 6,145 | 7.1 | 1.50 | 0.52 | 1.08 | 6.48 | 25.00 | 23.66 | -0.34 | -0.23 | 1.89 | 1.89 | 56.25 |
| CMSB | CMS Bancorp Inc of W Plains NY(8)* | 9.12 | 1,863 | 17.0 | 9.99 | 7.68 | 9.33 | -2.25 | 1.33 | -1.83 | 0.49 | 0.29 | 11.40 | 11.40 | 138.62 |
| CBNJ | Cape Bancorp, Inc. of NJ* | 10.60 | 12,060 | 127.8 | 11.09 | 8.65 | 10.40 | 1.92 | 15.72 | 4.33 | 0.45 | 0.38 | 11.65 | 9.76 | 89.09 |
| CFFN | Capitol Federal Fin Inc. of KS* | 12.12 | 147,313 | 1,785.4 | 13.21 | 11.67 | 12.02 | 0.83 | 1.76 | 0.08 | 0.47 | 0.47 | 11.08 | 11.08 | 62.36 |
| CARV | Carver Bancorp, Inc. of NY* | 14.35 | 3,696 | 53.0 | 17.87 | 4.17 | 15.05 | -4.65 | 187.00 | 105.29 | 0.56 | 0.08 | 1.78 | 1.78 | 171.76 |
| CFBK | Central Federal Corp. of OH* | 1.44 | 15,824 | 22.8 | 1.60 | 1.29 | 1.44 | 0.00 | -3.36 | 8.27 | -0.14 | -0.15 | 1.39 | 1.39 | 15.82 |
| CHFN | Charter Financial Corp of GA* | 10.60 | 22,998 | 243.8 | 11.10 | 9.80 | 10.56 | 0.38 | 6.75 | -1.58 | 0.27 | 0.23 | 11.90 | 11.68 | 47.37 |
| CHEV | Cheviot Financial Corp. of OH* | 10.50 | 6,835 | 71.8 | 11.94 | 9.76 | 10.37 | 1.25 | -2.96 | 1.94 | 0.27 | 0.16 | 13.63 | 12.03 | 86.58 |
| CBNK | Chicopee Bancorp, Inc. of MA* | 17.70 | 5,436 | 96.2 | 19.72 | 15.78 | 17.50 | 1.14 | 11.18 | 1.67 | 0.53 | 0.54 | 16.79 | 16.79 | 111.27 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 8.10 | 5,154 | 41.7 | 8.56 | 6.65 | 8.25 | -1.82 | 21.08 | 9.31 | 0.20 | 0.23 | 10.51 | 10.47 | 107.59 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 13.12 | 26,470 | 126.0 | 13.47 | 11.24 | 13.18 | -0.46 | 15.59 | 2.50 | 0.23 | 0.22 | 7.12 | 7.12 | 40.91 |
| CWAY | Coastway Bancorp, Inc. of RI* | 10.29 | 4,949 | 50.9 | 11.05 | 10.04 | 10.29 | 0.00 | 2.90 | 2.90 | 0.03 | 0.09 | 13.87 | 13.87 | 85.19 |
| COBK | Colonial Financial Serv. of NJ* | 12.08 | 3,853 | 46.5 | 17.00 | 11.57 | 11.88 | 1.68 | -10.52 | -9.17 | -0.88 | -1.07 | 15.65 | 15.65 | 155.26 |
| DCOM | Dime Community Bancshers of NY* | 16.59 | 36,713 | 609.1 | 17.92 | 13.79 | 16.36 | 1.41 | 16.83 | -1.95 | 1.09 | 1.77 | 11.51 | 10.00 | 109.37 |
| ESBF | ESB Financial Corp. of PA* | 12.98 | 17,733 | 230.2 | 15.00 | 10.68 | 12.90 | 0.62 | 12.77 | -8.59 | 0.90 | 0.87 | 10.57 | 8.21 | 107.11 |
| ESSA | ESSA Bancorp, Inc. of PA* | 11.28 | 11,928 | 134.5 | 11.70 | 9.99 | 10.81 | 4.35 | 1.08 | -2.42 | 0.74 | 0.67 | 13.95 | 13.01 | 115.05 |
| EBMT | Eagle Bancorp Montanta of MT* | 10.75 | 3,918 | 42.1 | 12.03 | 10.20 | 11.01 | -2.36 | 3.86 | -1.83 | 0.57 | -0.40 | 12.30 | 10.32 | 131.15 |
| FSBW | FS Bancorp, Inc. of WA* | 16.89 | 3,240 | 54.7 | 19.45 | 14.75 | 16.91 | -0.12 | 12.90 | -1.52 | 1.38 | -0.20 | 19.21 | 19.21 | 122.24 |
| FFCO | FedFirst Financial Corp of PA* | 20.00 | 2,357 | 47.1 | 23.00 | 16.80 | 20.01 | -0.05 | 18.76 | 2.67 | 1.05 | 1.05 | 22.56 | 22.07 | 136.83 |
| FCAP | First Capital, Inc. of IN* | 20.30 | 2,785 | 56.5 | 21.97 | 19.40 | 20.32 | -0.10 | 3.89 | -4.52 | 1.83 | 1.56 | 18.95 | 17.02 | 160.76 |
| FCLF | First Clover Leaf Fin Cp of IL* | 9.16 | 7,007 | 64.2 | 10.00 | 7.20 | 9.14 | 0.22 | 22.13 | -6.53 | 0.57 | 0.44 | 10.49 | 8.82 | 92.27 |
| FBNK | First Connecticut Bncorp of CT* | 15.75 | 16,458 | 259.2 | 17.00 | 13.14 | 15.60 | 0.96 | 6.28 | -2.30 | 0.35 | 0.09 | 13.83 | 13.83 | 121.05 |
| FDEF | First Defiance Fin. Corp of OH* | 27.00 | 9,720 | 262.4 | 28.46 | 20.80 | 27.01 | -0.04 | 17.60 | 3.97 | 2.29 | 2.05 | 27.71 | 20.99 | 211.77 |
| FFNM | First Fed of N. Michigan of MI* | 5.13 | 2,884 | 14.8 | 5.72 | 3.40 | 5.01 | 2.40 | 8.92 | -5.00 | -0.20 | -0.29 | 8.27 | 8.25 | 74.16 |
| FFBH | First Fed. Bancshares of AR* | 8.53 | 20,041 | 170.9 | 10.05 | 7.55 | 8.76 | -2.63 | -12.15 | -1.95 | 0.02 | -0.01 | 3.57 | 3.57 | 26.43 |
| FFNW | First Fin NW, Inc of Renton WA* | 10.28 | 16,392 | 168.5 | 11.25 | 7.44 | 10.35 | -0.68 | 29.15 | -0.87 | 1.34 | 1.36 | 11.32 | 11.32 | 54.40 |
| FSFG | First Savings Fin. Grp. of IN* | 23.62 | 2,262 | 53.4 | 28.20 | 20.88 | 23.50 | 0.51 | 0.85 | 3.37 | 1.98 | 1.75 | 28.69 | 24.23 | 288.69 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 16.96 | 12,148 | 206.0 | 18.24 | 16.07 | 17.24 | -1.62 | 0.30 | -1.80 | 0.49 | 0.41 | 14.34 | 14.34 | 91.12 |
| FRNK | Franklin Financial Corp. of VA* | 19.78 | 12,121 | 239.8 | 20.50 | 17.14 | 19.57 | 1.07 | 10.01 | 0.00 | 0.77 | 0.70 | 19.92 | 19.92 | 87.40 |
| GTWN | Georgetown Bancorp, Inc. of MA* | 15.10 | 1,832 | 27.7 | 16.50 | 13.33 | 14.95 | 1.00 | 13.11 | -5.03 | 0.51 | 0.01 | 16.10 | 16.10 | 134.92 |
| GCBC | Green Co Bcrp MHC of NY (44.7) | 25.40 | 4,209 | 46.1 | 32.54 | 19.34 | 25.50 | -0.39 | 23.90 | -2.31 | 1.51 | 1.53 | 13.55 | 13.55 | 154.54 |
| HFFC | HF Financial Corp. of SD* | 13.22 | 7,055 | 93.3 | 14.55 | 12.13 | 13.30 | -0.60 | -1.49 | 2.08 | 0.68 | 0.22 | 13.62 | 12.92 | 177.27 |
| HMNF | HMN Financial, Inc. of MN* | 12.92 | 4,424 | 57.2 | 13.44 | 5.05 | 13.00 | -0.62 | 145.63 | 22.23 | 1.82 | 1.38 | 9.40 | 9.40 | 127.16 |
| HBK | Hamilton Bancorp, Inc. of MD* | 14.18 | 3,518 | 49.9 | 15.45 | 12.55 | 14.20 | -0.14 | 12.90 | -0.07 | -0.29 | -0.33 | 18.49 | 17.68 | 89.18 |
| HBNK | Hampden Bancorp, Inc. of MA* | 15.95 | 5,649 | 90.1 | 18.42 | 14.78 | 15.97 | -0.13 | 4.32 | -2.80 | 0.61 | 0.50 | 14.87 | 14.87 | 123.23 |
| HBOS | Heritage Fin Group, Inc of GA* | 18.71 | 7,835 | 146.6 | 20.44 | 13.55 | 18.63 | 0.43 | 36.77 | -2.81 | 1.32 | 1.01 | 15.38 | 14.84 | 168.77 |
| HIFS | Hingham Inst. for Sav. of MA* | 78.45 | 2,129 | 167.0 | 81.00 | 57.69 | 78.57 | -0.15 | 11.59 | -0.05 | 6.22 | 6.22 | 47.42 | 47.42 | 612.55 |
| HBCP | Home Bancorp Inc. Lafayette LA* | 20.51 | 7,099 | 145.6 | 23.50 | 16.86 | 20.58 | -0.34 | 9.21 | 8.81 | 1.11 | 0.90 | 19.75 | 19.47 | 135.50 |
| HFBL | Home Federal Bancorp Inc of LA* | 17.86 | 2,250 | 40.2 | 18.99 | 15.34 | 17.85 | 0.06 | 0.45 | 0.34 | 1.29 | 0.53 | 18.74 | 18.74 | 130.08 |
| HMST | HomeStreet, Inc. of WA* | 18.71 | 14,800 | 276.9 | 26.54 | 17.02 | 18.39 | 1.74 | -24.59 | -6.45 | 2.22 | -6.09 | 18.12 | 18.09 | 192.86 |
| HTBI | HomeTrust Bancshrs, Inc. of NC* | 15.67 | 19,784 | 310.0 | 17.00 | 15.05 | 15.68 | -0.06 | 0.97 | -2.00 | 0.60 | 0.51 | 18.60 | 18.43 | 84.59 |
| HCBK | Hudson City Bancorp, Inc of NJ(8)* | 9.39 | 528,419 | 4,961.9 | 9.79 | 7.89 | 9.29 | 1.08 | 9.44 | -0.42 | 0.35 | 0.33 | 8.87 | 8.58 | 74.16 |
| IROQ | IF Bancorp, Inc. of IL* | 16.45 | 4,458 | 73.3 | 17.04 | 15.00 | 16.49 | -0.24 | 9.45 | -1.50 | 0.74 | 0.62 | 18.43 | 18.43 | 121.13 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As of March 3, 2014

| | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 52 Week (1) | | | % Change From | | | | | | | |
| Financial Institution | Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | High ($) | Low ($) | Last Wk ($) | Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
| NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | |
| ISBC Investors Bcrp MHC of NJ(41.6) | 26.30 | 138,449 | 1,316.3 | 26.80 | 17.66 | 25.71 | 2.29 | 48.00 | 2.81 | 0.76 | 0.75 | 8.14 | 7.52 | 99.73 |
| JXSB Jacksonville Bancorp Inc of IL* | 20.40 | 1,831 | 37.4 | 21.90 | 18.42 | 20.64 | -1.16 | 6.64 | 4.35 | 1.82 | 1.32 | 22.89 | 21.40 | 175.14 |
| JFBI Jefferson Bancshares Inc of TN(8)* | 7.76 | 6,595 | 51.2 | 7.83 | 4.84 | 7.80 | -0.51 | 51.27 | 20.87 | 0.27 | 0.27 | 8.08 | 7.92 | 75.60 |
| KFFB KY Fst Fed Bp MHC of KY (38.9) | 8.45 | 8,573 | 26.4 | 8.97 | 7.55 | 8.84 | -4.41 | 4.32 | 5.62 | 0.33 | 0.39 | 7.78 | 6.09 | 36.74 |
| KRNY Kearny Fin Cp MHC of NJ (24.0) | 12.57 | 66,135 | 225.3 | 12.77 | 9.19 | 11.95 | 5.19 | 24.83 | 8.08 | 0.11 | 0.09 | 7.10 | 5.45 | 48.96 |
| LSBI LSB Fin. Corp. of Lafayette IN* | 28.75 | 1,560 | 44.9 | 30.71 | 20.05 | 28.75 | 0.00 | 35.29 | 0.91 | 1.73 | 0.84 | 25.79 | 25.79 | 227.63 |
| LPSB LaPorte Bancorp Inc. of IN* | 10.95 | 5,924 | 64.9 | 11.86 | 9.31 | 10.97 | -0.18 | 10.16 | -1.53 | 0.68 | 0.53 | 14.08 | 12.61 | 84.34 |
| LSBK Lake Shore Bnp MHC of NY(38.7) | 12.48 | 5,900 | 30.6 | 14.69 | 10.53 | 12.25 | 1.88 | 12.74 | 2.30 | 0.60 | 0.60 | 11.08 | 11.08 | 82.28 |
| LABC Louisiana Bancorp, Inc. of LA* | 18.97 | 2,887 | 54.8 | 19.00 | 16.08 | 18.93 | 0.21 | 11.79 | 4.12 | 0.97 | 0.59 | 19.69 | 19.69 | 110.31 |
| MSBF MSB Fin Corp MHC of NJ (39.2) | 8.38 | 5,010 | 17.9 | 9.10 | 6.06 | 8.51 | -1.53 | 16.07 | 5.01 | -1.26 | -1.26 | 7.79 | 7.79 | 68.59 |
| MCBK Madison County Financial of NE* | 17.49 | 3,193 | 55.8 | 19.19 | 15.81 | 17.00 | 2.88 | 9.18 | -2.83 | 0.92 | 0.80 | 19.86 | 19.49 | 86.77 |
| MGYR Magyar Bancorp MHC of NJ(44.9) | 7.70 | 5,811 | 19.9 | 7.99 | 4.73 | 7.70 | 0.00 | 50.68 | 3.22 | 0.04 | -0.02 | 7.80 | 7.80 | 92.54 |
| MLVF Malvern Bancorp, Inc. of PA* | 10.50 | 6,558 | 68.9 | 13.20 | 10.37 | 10.45 | 0.48 | -9.56 | -4.55 | -2.87 | -2.75 | 11.50 | 11.50 | 91.73 |
| EBSB Meridian Fn Serv MHC MA (40.6) | 24.30 | 22,257 | 229.7 | 24.77 | 17.50 | 24.40 | -0.41 | 34.11 | 7.62 | 0.61 | 0.30 | 10.95 | 10.33 | 119.29 |
| CASH Meta Financial Group of IA* | 43.27 | 6,090 | 263.5 | 43.57 | 24.04 | 41.58 | 4.06 | 81.43 | 7.29 | 2.20 | 1.99 | 23.48 | 23.09 | 277.83 |
| NASB NASB Fin, Inc. of Grandview MO* | 24.04 | 7,868 | 189.1 | 30.50 | 19.80 | 24.05 | -0.04 | 9.22 | -20.40 | 3.51 | -1.66 | 24.85 | 24.56 | 145.42 |
| NECB NE Comm Bncrp MHC of NY (42.5) | 7.29 | 12,645 | 43.4 | 8.00 | 5.30 | 7.25 | 0.55 | 33.03 | 0.97 | -0.08 | -0.08 | 8.27 | 8.19 | 34.25 |
| NHTB NH Thrift Bancshares of NH* | 15.24 | 8,217 | 125.2 | 15.51 | 12.50 | 14.76 | 3.25 | 12.89 | -0.07 | 0.94 | 0.83 | 13.22 | 7.70 | 150.94 |
| NVSL Naugatuck Valley Fin Crp of CT* | 7.13 | 7,002 | 49.9 | 7.94 | 6.89 | 7.10 | 0.42 | 3.94 | -1.52 | -1.73 | -1.87 | 8.49 | 8.49 | 69.59 |
| NFBK Northfield Bancorp, Inc. of NJ* | 12.64 | 57,926 | 732.2 | 13.43 | 11.21 | 12.63 | 0.08 | 10.39 | -4.24 | 0.30 | 0.28 | 12.37 | 12.07 | 47.08 |
| NWBI Northwest Bancshares Inc of PA* | 14.20 | 94,244 | 1,338.3 | 15.05 | 11.98 | 14.23 | -0.21 | 13.15 | -3.92 | 0.67 | 0.65 | 12.08 | 10.20 | 83.91 |
| OBAF OBA Financial Serv. Inc of MD* | 18.65 | 4,038 | 75.3 | 19.50 | 17.62 | 18.80 | -0.80 | -0.53 | 2.47 | 0.29 | 0.28 | 17.78 | 17.78 | 96.69 |
| OSHC Ocean Shore Holding Co. of NJ* | 14.03 | 6,903 | 96.8 | 15.20 | 13.01 | 13.89 | 1.01 | -7.58 | 2.71 | 0.73 | 0.74 | 15.37 | 14.61 | 151.17 |
| OCFC OceanFirst Fin. Corp of NJ* | 18.58 | 17,387 | 323.1 | 19.47 | 13.43 | 18.04 | 2.99 | 32.90 | 8.46 | 1.06 | 1.00 | 12.29 | 12.29 | 131.49 |
| OFED Oconee Fed Fn Cp MHC SC (35.0) | 17.25 | 5,846 | 38.3 | 17.75 | 13.73 | 17.40 | -0.86 | 13.19 | -1.99 | 0.67 | 0.66 | 12.86 | 12.86 | 62.59 |
| OABC OmniAmerican Bancorp Inc of TX* | 20.94 | 11,452 | 239.8 | 26.44 | 20.46 | 21.89 | -4.34 | -19.49 | -2.06 | 0.52 | 0.29 | 18.01 | 18.01 | 126.47 |
| ONFC Oneida Financial Corp. of NY* | 12.60 | 7,027 | 88.5 | 16.32 | 11.51 | 12.50 | 0.80 | 0.48 | -0.55 | 0.89 | 0.82 | 12.74 | 8.94 | 101.54 |
| ORIT Oritani Financial Corp of NJ* | 15.50 | 45,704 | 708.4 | 16.90 | 14.50 | 15.44 | 0.39 | 4.38 | -3.43 | 0.89 | 0.91 | 11.52 | 11.52 | 61.78 |
| PSBH PSB Hldgs Inc MHC of CT (42.9) | 6.94 | 6,542 | 19.4 | 7.25 | 5.50 | 6.40 | 8.44 | 25.95 | 8.78 | 0.16 | 0.15 | 7.70 | 6.63 | 69.14 |
| PBHC Pathfinder BC MHC of NY (39.5) | 14.41 | 2,618 | 13.0 | 16.50 | 11.05 | 14.41 | 0.00 | 22.74 | 6.74 | 0.96 | 0.96 | 10.60 | 9.13 | 188.12 |
| PEOP Peoples Fed Bancshrs Inc of MA* | 18.00 | 6,431 | 115.8 | 19.28 | 17.10 | 17.92 | 0.45 | 0.78 | 1.47 | 0.36 | 0.34 | 16.54 | 16.54 | 91.00 |
| PBCT Peoples United Financial of CT* | 14.12 | 306,910 | 4,333.6 | 15.70 | 12.62 | 14.06 | 0.43 | 6.65 | -6.61 | 0.76 | 0.71 | 15.11 | 8.16 | 102.67 |
| PBSK Poage Bankshares, Inc. of KY* | 14.00 | 3,351 | 46.9 | 15.10 | 12.46 | 13.83 | 1.23 | -0.36 | -0.07 | 0.64 | 0.65 | 17.28 | 17.28 | 86.84 |
| PBCP Polonia Bancorp, Inc. of PA* | 9.60 | 3,511 | 33.7 | 10.31 | 8.80 | 9.50 | 1.05 | 7.26 | -2.93 | -0.08 | -1.07 | 11.62 | 11.62 | 81.38 |
| PROV Provident Fin. Holdings of CA* | 15.28 | 9,852 | 150.5 | 18.62 | 14.12 | 15.14 | 0.92 | -9.80 | 1.87 | 1.89 | -1.78 | 15.95 | 15.95 | 117.03 |
| PBIP Prudential Bancorp Inc of PA* | 10.73 | 9,545 | 102.4 | 11.39 | 7.70 | 10.75 | -0.19 | 24.91 | -0.56 | 0.22 | 0.22 | 12.82 | 12.82 | 55.45 |
| PULB Pulaski Fin Cp of St. Louis MO* | 9.99 | 11,010 | 110.0 | 11.74 | 9.14 | 10.22 | -2.25 | -0.60 | -11.28 | 0.75 | -0.01 | 8.97 | 8.61 | 115.89 |
| RVSB Riverview Bancorp, Inc. of WA* | 3.44 | 22,472 | 77.3 | 3.49 | 2.15 | 3.35 | 2.69 | 54.95 | 18.62 | 0.21 | 0.18 | 3.60 | 2.46 | 35.10 |
| RCKB Rockville Fin New, Inc. of CT(8)* | 13.17 | 26,058 | 343.2 | 15.42 | 12.27 | 13.11 | 0.46 | 2.33 | -7.32 | 0.64 | 0.51 | 11.33 | 11.29 | 85.16 |
| SIFI SI Financial Group, Inc. of CT* | 11.74 | 12,801 | 150.3 | 12.34 | 10.34 | 11.67 | 0.60 | 1.65 | -2.57 | -0.09 | 0.03 | 11.93 | 10.34 | 106.92 |
| SPBC SP Bancorp, Inc. of Plano, TX* | 19.61 | 1,614 | 31.7 | 23.10 | 17.38 | 19.80 | -0.96 | 12.38 | -0.66 | 0.88 | 0.13 | 20.44 | 20.44 | 189.27 |
| SVBI Severn Bancorp, Inc. of MD* | 4.66 | 10,067 | 46.9 | 5.78 | 4.03 | 4.45 | 4.72 | -12.90 | -1.69 | -1.97 | -2.23 | 6.14 | 6.11 | 80.98 |
| SMPL Simplicity Bancorp of CA* | 17.37 | 7,880 | 136.9 | 17.64 | 14.02 | 16.53 | 5.08 | 13.23 | 7.49 | 0.76 | 0.60 | 18.28 | 17.78 | 105.91 |
| SIBC State Investors Bancorp of LA* | 15.56 | 2,390 | 37.2 | 16.64 | 13.28 | 15.50 | 0.39 | 4.01 | 1.43 | 0.18 | 0.18 | 17.65 | 17.65 | 107.16 |
| THRD TF Financial Corporation of PA* | 31.29 | 3,149 | 98.5 | 33.72 | 24.20 | 30.19 | 3.64 | 23.14 | 11.12 | 2.06 | 2.78 | 29.47 | 27.93 | 264.63 |
| TFSL TFS Fin Corp MHC of OH (26.5) | 11.77 | 307,128 | 955.7 | 12.49 | 10.08 | 11.73 | 0.34 | 11.46 | -2.89 | 0.18 | 0.16 | 6.09 | 6.06 | 36.69 |
| TBNK Territorial Bancorp, Inc of HI* | 22.02 | 10,051 | 221.3 | 24.38 | 21.05 | 22.35 | -1.48 | -6.26 | -5.09 | 1.49 | 1.12 | 21.15 | 21.13 | 155.36 |
| TSBK Timberland Bancorp, Inc. of WA* | 10.55 | 7,048 | 74.4 | 11.83 | 7.36 | 10.94 | -3.56 | 29.45 | 9.67 | 0.53 | 0.26 | 11.03 | 10.21 | 105.80 |
| TRST TrustCo Bank Corp NY of NY* | 6.77 | 94,463 | 639.5 | 7.67 | 5.14 | 6.60 | 2.58 | 28.22 | -5.71 | 0.41 | 0.40 | 3.75 | 3.75 | 47.21 |
| UCBA United Community Bancorp of IN* | 11.37 | 5,150 | 58.6 | 11.71 | 9.41 | 11.10 | 2.43 | 13.25 | 5.87 | 0.55 | 0.40 | 14.25 | 13.63 | 99.31 |
| UCFC United Community Fin. of OH* | 3.93 | 50,225 | 197.4 | 5.00 | 3.30 | 3.59 | 9.47 | 17.31 | 10.08 | 0.07 | -0.06 | 3.65 | 3.65 | 34.97 |
| UBNK United Financial Bncrp of MA(8)* | 17.61 | 19,780 | 348.3 | 20.47 | 14.25 | 17.57 | 0.23 | 17.40 | -6.78 | 0.44 | 0.75 | 15.31 | 13.06 | 125.92 |
| WSFS WSFS Financial Corp. of DE* | 70.26 | 8,895 | 625.0 | 79.85 | 45.82 | 70.65 | -0.55 | 48.35 | -9.38 | 4.50 | 4.30 | 42.04 | 37.60 | 499.46 |
| WVFC WVS Financial Corp. of PA* | 11.60 | 2,058 | 23.9 | 13.63 | 9.53 | 11.35 | 2.20 | 11.75 | -5.31 | 0.44 | 0.43 | 15.58 | 15.58 | 143.81 |
| WSBF Waterstone Financial Inc of WI* | 10.48 | 34,400 | 360.5 | 10.70 | 6.84 | 10.55 | -0.66 | 46.37 | 3.56 | 0.88 | 0.43 | 12.41 | 12.39 | 52.66 |
| WAYN Wayne Savings Bancshares of OH* | 11.50 | 2,843 | 32.7 | 11.75 | 9.08 | 11.03 | 4.26 | 16.16 | 5.60 | 0.72 | 0.69 | 13.53 | 12.90 | 140.59 |
| WEBK Wellesley Bancorp, Inc. of MA* | 19.75 | 2,455 | 48.5 | 20.45 | 15.50 | 18.82 | 4.94 | 27.42 | 1.02 | 1.00 | 0.90 | 18.89 | 18.89 | 171.53 |
| WBB Westbury Bancorp, Inc. of WI* | 14.39 | 5,143 | 74.0 | 14.64 | 13.02 | 14.41 | -0.14 | 43.90 | 3.15 | -0.09 | -0.09 | 17.62 | 17.62 | 105.64 |
| WFD Westfield Fin. Inc. of MA* | 7.53 | 20,150 | 151.7 | 8.07 | 6.50 | 7.41 | 1.62 | -3.34 | 0.94 | 0.32 | 0.22 | 7.79 | 7.79 | 63.09 |
| WBKC Wolverine Bancorp, Inc. of MI* | 21.50 | 2,409 | 51.8 | 22.50 | 18.00 | 21.50 | 0.00 | 14.97 | 0.94 | 0.72 | 0.06 | 26.19 | 26.19 | 120.94 |

Exhibit 1-B
Weekly Thrift Market Line - Part Two
Prices As of March 3, 2014

| | Key Financial Ratios | | | | | | | Asset Quality Ratios | | | Pricing Ratios | | | | | Dividend Data (6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Reported Earnings | | | Core Earnings | | | | | | | | | | | | |
| Financial Institution | Equity/ Assets(1) (%) | Tang Equity/ Assets(1) (%) | ROA(5) (%) | ROE(5) (%) | ROI(5) (%) | ROA(5) (%) | ROE(5) (%) | NPAs/ Assets (%) | Rsvs/ NPAs (%) | Rsvs/ Loans (%) | Price/ Earnings (x) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang Book (%) | Price/ Core Earnings (x) | Div/ Share ($) | Dividend Yield (%) | Payout Ratio (7) (%) |
| Market Averages. All Public Companies(no MHC) | | | | | | | | | | | | | | | | | | |
| All Public Companies(104) | 13.30 | 12.68 | 0.51 | 3.92 | 3.42 | 0.23 | 1.55 | 2.59 | 55.81 | 1.46 | 19.21 | 102.65 | 13.72 | 111.04 | 21.31 | 0.25 | 1.56 | 26.58 |
| NYSE Traded Companies(5) | 10.22 | 8.06 | 0.64 | 5.95 | 4.89 | 0.00 | -1.21 | 2.40 | 47.03 | 1.30 | 17.25 | 121.37 | 12.29 | 156.61 | 19.50 | 0.38 | 2.29 | 22.23 |
| NASDAQ Listed OTC Companies(99) | 13.47 | 12.93 | 0.50 | 3.81 | 3.34 | 0.24 | 1.69 | 2.61 | 56.32 | 1.47 | 19.33 | 101.62 | 13.79 | 108.54 | 21.41 | 0.24 | 1.52 | 26.82 |
| California Companies(4) | 10.67 | 10.58 | 0.77 | 5.50 | -2.37 | -0.06 | -0.75 | 4.64 | 41.07 | 1.64 | 20.33 | 83.89 | 17.64 | 84.78 | 28.95 | 0.19 | 1.98 | 21.09 |
| Florida Companies(1) | 8.25 | 7.97 | 0.79 | 9.49 | 6.37 | -0.28 | -3.33 | 1.46 | 26.08 | 0.49 | 15.70 | 151.05 | 12.46 | 156.88 | NM | 0.12 | 0.67 | 10.53 |
| Mid-Atlantic Companies(30) | 13.11 | 12.22 | 0.36 | 3.04 | 2.83 | 0.30 | 2.64 | 2.17 | 51.22 | 1.27 | 20.06 | 106.82 | 13.89 | 119.90 | 19.27 | 0.29 | 1.91 | 33.49 |
| Mid-West Companies(28) | 13.06 | 12.59 | 0.56 | 4.30 | 4.34 | 0.18 | 1.14 | 2.85 | 46.19 | 1.82 | 17.86 | 98.46 | 12.42 | 102.99 | 21.30 | 0.25 | 1.59 | 27.60 |
| New England Companies(17) | 12.53 | 11.49 | 0.29 | 2.62 | 1.74 | 0.22 | 2.06 | 1.41 | 67.92 | 1.07 | 21.70 | 104.74 | 12.83 | 120.73 | 22.94 | 0.29 | 1.49 | 29.09 |
| North-West Companies(6) | 13.27 | 12.65 | 0.96 | 6.75 | 7.19 | -0.06 | -2.81 | 5.50 | 33.02 | 1.88 | 12.93 | 94.64 | 12.42 | 103.32 | 13.33 | 0.17 | 1.17 | 15.89 |
| South-East Companies(14) | 17.03 | 16.95 | 0.64 | 3.94 | 4.05 | 0.47 | 2.82 | 2.66 | 93.59 | 1.61 | 21.70 | 105.62 | 17.33 | 106.36 | 25.50 | 0.13 | 0.88 | 16.57 |
| South-West Companies(2) | 12.52 | 12.52 | 0.46 | 3.59 | 3.49 | 0.16 | 1.13 | 1.26 | 46.92 | 0.89 | 22.28 | 106.10 | 13.46 | 106.10 | NM | 0.10 | 0.48 | 19.23 |
| Western Companies (Excl CA)(2) | 11.50 | 10.80 | 0.71 | 5.61 | 6.03 | 0.19 | 1.07 | 0.38 | 86.25 | 0.49 | 16.82 | 95.76 | 11.19 | 104.19 | 19.66 | 0.43 | 2.62 | 44.23 |
| Thrift Strategy(101) | 13.34 | 12.77 | 0.49 | 3.76 | 3.27 | 0.23 | 1.57 | 2.63 | 55.84 | 1.47 | 19.44 | 102.13 | 13.72 | 109.72 | 21.43 | 0.24 | 1.52 | 26.87 |
| Mortgage Banker Strategy(1) | 13.63 | 13.63 | 1.52 | 11.92 | 12.37 | -1.44 | -11.22 | 1.95 | 53.71 | 1.28 | 8.08 | 95.80 | 13.06 | 95.80 | NM | 0.40 | 2.62 | 21.16 |
| Diversified Strategy(2) | 11.57 | 8.06 | 0.84 | 7.32 | 5.89 | 0.80 | 6.94 | 1.43 | 55.32 | 1.13 | 17.10 | 130.29 | 13.91 | 179.95 | 18.11 | 0.56 | 2.64 | 10.67 |
| Companies Issuing Dividends(74) | 13.06 | 12.26 | 0.64 | 4.89 | 4.30 | 0.37 | 2.64 | 2.11 | 61.43 | 1.33 | 18.85 | 105.72 | 13.53 | 116.36 | 21.15 | 0.34 | 2.15 | 35.44 |
| Companies Without Dividends(30) | 13.94 | 13.79 | 0.16 | 1.26 | 1.00 | -0.14 | -1.43 | 4.06 | 39.17 | 1.83 | 21.20 | 93.91 | 14.19 | 95.93 | 22.37 | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(3) | 2.20 | 2.20 | -0.13 | -3.51 | -12.83 | -0.17 | -3.39 | 9.64 | 23.64 | 3.12 | 25.63 | 60.85 | 5.20 | 60.85 | NM | 0.02 | 1.74 | 0.00 |
| Equity/Assets 6-12%(43) | 9.70 | 9.15 | 0.48 | 5.04 | 4.62 | 0.17 | 1.79 | 2.54 | 50.28 | 1.45 | 17.67 | 110.74 | 11.32 | 119.52 | 18.82 | 0.26 | 1.52 | 28.47 |
| Equity/Assets >12%(58) | 16.27 | 15.58 | 0.55 | 3.37 | 3.16 | 0.28 | 1.55 | 2.37 | 61.19 | 1.41 | 20.28 | 97.76 | 15.73 | 106.03 | 23.02 | 0.24 | 1.58 | 25.60 |
| Converted Last 3 Months (no MHC)(2) | 19.92 | 19.90 | 0.85 | 12.96 | 4.34 | 0.46 | 6.33 | 6.63 | 23.33 | 2.08 | 11.91 | 79.32 | 15.99 | 79.39 | 24.37 | 0.00 | 0.00 | 0.00 |
| Actively Traded Companies(1) | 7.74 | 7.74 | 1.07 | 13.86 | 7.93 | 1.07 | 13.86 | 0.60 | 107.70 | 0.82 | 12.61 | 165.44 | 12.81 | 165.44 | 12.61 | 1.08 | 1.38 | 17.36 |
| Market Value Below $20 Million(4) | 7.26 | 7.24 | -0.42 | -6.60 | -16.73 | -0.39 | -5.38 | 8.09 | 25.69 | 2.60 | NM | 61.44 | 4.48 | 61.51 | NM | 0.06 | 2.52 | 0.00 |
| Holding Company Structure(88) | 13.10 | 12.39 | 0.47 | 3.50 | 3.15 | 0.25 | 1.77 | 2.71 | 55.22 | 1.51 | 19.28 | 103.29 | 13.39 | 112.95 | 21.37 | 0.26 | 1.70 | 29.57 |
| Assets Over $1 Billion(47) | 12.88 | 11.96 | 0.73 | 6.18 | 5.04 | 0.32 | 2.52 | 2.19 | 48.40 | 1.27 | 18.64 | 114.69 | 14.88 | 128.64 | 19.86 | 0.35 | 2.09 | 31.52 |
| Assets $500 Million-$1 Billion(27) | 12.84 | 12.27 | 0.31 | 2.22 | 3.09 | 0.19 | 1.18 | 3.28 | 49.33 | 1.57 | 19.74 | 98.36 | 12.86 | 105.04 | 21.68 | 0.17 | 1.22 | 24.67 |
| Assets $250-$500 Million(28) | 14.62 | 14.42 | 0.36 | 1.98 | 1.27 | 0.13 | 0.47 | 2.58 | 81.86 | 1.72 | 19.31 | 88.74 | 12.96 | 90.25 | 23.62 | 0.15 | 1.01 | 19.61 |
| Assets less than $250 Million(2) | 11.54 | 11.53 | 0.08 | 0.37 | -0.26 | -0.19 | -1.69 | 2.90 | 28.87 | 1.14 | 29.61 | 77.91 | 9.05 | 77.99 | NM | 0.12 | 1.31 | 31.37 |
| Goodwill Companies(59) | 12.85 | 11.73 | 0.59 | 4.77 | 4.93 | 0.31 | 2.38 | 2.48 | 46.97 | 1.41 | 17.73 | 102.14 | 12.71 | 117.06 | 19.40 | 0.32 | 2.01 | 32.85 |
| Non-Goodwill Companies(44) | 13.80 | 13.80 | 0.42 | 2.84 | 1.63 | 0.12 | 0.50 | 2.76 | 68.13 | 1.52 | 21.79 | 104.01 | 15.01 | 104.01 | 25.12 | 0.16 | 1.03 | 18.99 |
| Market Averages. MHC Institutions | | | | | | | | | | | | | | | | | | |
| All Public Companies(15) | 13.58 | 12.74 | 0.36 | 2.87 | 1.52 | 0.33 | 2.59 | 2.52 | 47.94 | 1.12 | 25.49 | 154.39 | 19.90 | 167.90 | 22.55 | 0.17 | 1.30 | 19.15 |
| NASDAQ Listed OTC Companies(15) | 13.58 | 12.74 | 0.36 | 2.87 | 1.52 | 0.33 | 2.59 | 2.52 | 47.94 | 1.12 | 25.49 | 154.39 | 19.90 | 167.90 | 22.55 | 0.17 | 1.30 | 19.15 |
| Mid-Atlantic Companies(10) | 12.51 | 11.81 | 0.21 | 2.29 | 0.87 | 0.20 | 2.14 | 2.78 | 53.38 | 1.28 | 21.81 | 156.78 | 18.54 | 171.15 | 21.87 | 0.17 | 1.01 | 18.83 |
| Mid-West Companies(2) | 18.89 | 16.95 | 0.70 | 3.68 | 2.72 | 0.76 | 3.91 | 0.00 | 0.00 | 0.72 | 25.61 | 150.94 | 27.54 | 166.49 | 21.67 | 0.20 | 2.37 | 0.00 |
| New England Companies(2) | 10.16 | 9.22 | 0.40 | 3.90 | 2.41 | 0.25 | 2.38 | 2.05 | 37.18 | 1.11 | 39.84 | 156.02 | 15.20 | 169.96 | NM | 0.08 | 1.15 | 0.00 |
| South-East Companies(1) | 20.55 | 20.55 | 1.05 | 4.94 | 3.88 | 1.03 | 4.87 | 1.11 | 20.49 | 0.37 | 25.75 | 134.14 | 27.56 | 134.14 | 26.14 | 0.40 | 2.32 | 59.70 |
| Thrift Strategy(15) | 13.58 | 12.74 | 0.36 | 2.87 | 1.52 | 0.33 | 2.59 | 2.52 | 47.94 | 1.12 | 25.49 | 154.39 | 19.90 | 167.90 | 22.55 | 0.17 | 1.30 | 19.15 |
| Companies Issuing Dividends(9) | 14.49 | 13.75 | 0.62 | 5.15 | 3.45 | 0.64 | 5.20 | 1.89 | 53.41 | 1.01 | 23.10 | 151.60 | 19.95 | 162.06 | 22.55 | 0.29 | 2.16 | 38.31 |
| Companies Without Dividends(6) | 12.22 | 11.22 | -0.04 | -0.55 | -1.37 | -0.12 | -1.33 | 3.39 | 40.27 | 1.28 | 39.84 | 158.57 | 19.82 | 176.67 | NM | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(1) | 5.63 | 4.89 | 0.51 | 6.17 | 6.66 | 0.51 | 6.17 | 1.67 | 61.74 | 1.50 | 15.01 | 135.94 | 7.66 | 157.83 | 15.01 | 0.12 | 0.83 | 12.50 |
| Equity/Assets 6-12%(6) | 9.51 | 9.10 | 0.14 | 2.21 | -0.14 | 0.08 | 1.58 | 3.21 | 49.21 | 1.33 | 30.42 | 171.48 | 15.63 | 180.57 | 25.83 | 0.18 | 0.97 | 18.17 |
| Equity/Assets >12%(8) | 17.63 | 16.45 | 0.51 | 2.94 | 2.13 | 0.50 | 2.89 | 1.86 | 43.65 | 0.92 | 24.05 | 143.88 | 24.63 | 159.66 | 22.87 | 0.18 | 1.60 | 21.27 |
| Holding Company Structure(14) | 13.31 | 12.40 | 0.34 | 2.84 | 1.51 | 0.32 | 2.55 | 2.52 | 47.94 | 1.16 | 25.49 | 152.26 | 19.03 | 166.73 | 22.55 | 0.17 | 1.26 | 19.15 |
| Assets Over $1 Billion(6) | 13.18 | 12.08 | 0.50 | 4.21 | 1.83 | 0.42 | 3.52 | 1.32 | 73.65 | 1.20 | 37.22 | 208.75 | 26.13 | 231.29 | 35.07 | 0.07 | 0.43 | 5.26 |
| Assets $500 Million-$1 Billion(2) | 8.60 | 8.60 | 0.53 | 5.99 | 3.23 | 0.50 | 5.68 | 3.76 | 41.89 | 1.30 | 16.82 | 143.09 | 12.38 | 143.09 | 16.60 | 0.35 | 1.38 | 23.18 |
| Assets $250-$500 Million(7) | 15.35 | 14.48 | 0.20 | 0.82 | 0.78 | 0.21 | 0.91 | 2.91 | 32.81 | 1.01 | 21.79 | 111.03 | 16.70 | 120.66 | 20.90 | 0.21 | 2.01 | 39.62 |
| Goodwill Companies(9) | 13.75 | 12.34 | 0.42 | 3.74 | 2.33 | 0.39 | 3.37 | 2.04 | 57.30 | 1.22 | 28.76 | 165.67 | 20.75 | 188.19 | 23.91 | 0.11 | 1.14 | 6.47 |
| Non-Goodwill Companies(5) | 13.72 | 13.72 | 0.68 | 5.10 | 3.38 | 0.66 | 4.93 | 2.33 | 39.20 | 0.83 | 21.12 | 143.44 | 19.91 | 143.44 | 21.18 | 0.32 | 1.83 | 38.18 |
| MHC Institutions(15) | 13.58 | 12.74 | 0.36 | 2.87 | 1.52 | 0.33 | 2.59 | 2.52 | 47.94 | 1.12 | 25.49 | 154.39 | 19.90 | 167.90 | 22.55 | 0.17 | 1.30 | 19.15 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As of March 3, 2014

| | | Key Financial Ratios | | | | | | | Asset Quality Ratios | | | Pricing Ratios | | | | | Dividend Data (6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Equity/ Assets(1) | Tang Equity/ Assets(1) | Reported Earnings | | | Core Earnings | | NPAs/ Assets | Rsvs/ NPAs | Rsvs/ Loans | Price/ Earnings | Price/ Book | Price/ Assets | Price/ Tang Book | Price/ Core Earnings | Div/ Share | Dividend Yield | Payout Ratio (7) |
| | | | | ROA(5) | ROE(5) | ROI(5) | ROA(5) | ROE(5) | | | | | | | | | | | |
| Financial Institution | | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (x) | (%) | (%) | (%) | (x) | ($) | (%) | (%) |
| **NYSE Traded Companies** | | | | | | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 8.29 | 7.22 | 0.36 | 4.21 | 4.36 | 0.32 | 3.78 | 2.98 | 29.93 | 1.14 | 22.93 | 100.67 | 8.35 | 117.04 | 25.53 | 0.16 | 1.18 | 27.12 |
| EVER | EverBank Financial Corp. of FL* | 8.25 | 7.97 | 0.79 | 9.49 | 6.37 | -0.28 | -3.33 | 1.46 | 26.08 | 0.49 | 15.70 | 151.05 | 12.46 | 156.88 | NM | 0.12 | 0.67 | 10.53 |
| FBC | Flagstar Bancorp, Inc. of MI* | 8.53 | 8.53 | 0.05 | 0.55 | 0.55 | -1.90 | -20.69 | 5.05 | 34.71 | 2.91 | NM | 122.23 | 10.43 | 122.23 | NM | 0.00 | 0.00 | 0.00 |
| NYCB | New York Community Bcrp of NY* | 12.44 | 7.48 | 1.07 | 8.40 | 6.83 | 0.92 | 7.23 | 0.46 | 100.16 | 0.65 | 14.65 | 122.45 | 15.24 | 215.24 | 17.01 | 1.00 | 6.32 | NM |
| PFS | Provident Fin. Serv. Inc of NJ* | 13.57 | 9.18 | 0.96 | 7.09 | 6.37 | 0.95 | 6.97 | 2.03 | 44.25 | 1.30 | 15.70 | 110.46 | 14.99 | 171.68 | 15.97 | 0.60 | 3.27 | 51.28 |
| **NASDAQ Listed OTC Companies** | | | | | | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 13.69 | 13.69 | 0.17 | 1.21 | 1.49 | -0.18 | -1.25 | 2.97 | 34.02 | 1.75 | NM | 85.25 | 11.67 | 85.25 | NM | 0.00 | 0.00 | 0.00 |
| ALLB | Alliance Bancorp, Inc. of PA* | 17.58 | 17.58 | 0.40 | 2.30 | 2.70 | 0.40 | 2.30 | NA | NA | 1.55 | 37.07 | 88.58 | 15.57 | 88.58 | 37.07 | 0.20 | 1.32 | 48.78 |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 13.04 | 13.04 | -0.12 | -1.00 | -1.08 | -0.15 | -1.28 | 6.25 | 19.59 | 1.73 | NM | 94.62 | 12.34 | 94.62 | NM | 0.00 | 0.00 | NM |
| AFCB | Athens Bancshares Corp. of TN* | 14.97 | 14.91 | 0.78 | 4.94 | 6.13 | 0.78 | 4.94 | 3.88 | 39.01 | 1.97 | 16.32 | 84.37 | 12.63 | 84.76 | 16.32 | 0.20 | 1.01 | 16.53 |
| ACFC | Atlantic Coast Fin. Corp of GA(8)* | 4.18 | 4.18 | -0.64 | -13.24 | NM | -0.77 | -15.85 | 6.63 | 20.11 | 2.31 | NM | 34.86 | 1.46 | 34.86 | NM | 0.00 | 0.00 | NM |
| BLMT | BSB Bancorp, Inc. of MA* | 12.62 | 12.62 | 0.20 | 1.38 | 1.19 | 0.05 | 0.35 | 1.17 | 61.37 | 0.91 | NM | 117.88 | 14.88 | 117.88 | NM | 0.00 | 0.00 | 0.00 |
| BKMU | Bank Mutual Corp of WI* | 11.84 | 11.82 | 0.43 | 3.69 | 3.38 | 0.23 | 2.01 | 1.21 | 80.59 | 1.55 | 29.59 | 109.41 | 12.96 | 109.60 | NM | 0.12 | 1.84 | 54.55 |
| BFIN | BankFinancial Corp. of IL* | 12.09 | 11.94 | -1.58 | -13.02 - | 11.21 | -1.65 | -13.61 | 2.54 | 43.42 | 1.51 | NM | 118.77 | 14.36 | 120.52 | NM | 0.04 | 0.41 | NM |
| BNCL | Beneficial Mut MHC of PA(42.9) | 13.24 | 10.75 | 0.28 | 2.11 | 1.40 | 0.23 | 1.74 | 1.24 | 97.59 | 2.43 | NM | 152.90 | 20.24 | 193.62 | NM | 0.00 | 0.00 | 0.00 |
| BHLB | Berkshire Hills Bancorp of MA* | 12.35 | 7.75 | 0.77 | 6.11 | 6.46 | 1.02 | 8.02 | 0.96 | 63.78 | 0.82 | 15.49 | 92.15 | 11.38 | 154.59 | 11.80 | 0.72 | 2.91 | 45.00 |
| BOFI | Bofl Holding, Inc. Of CA* | 8.45 | 8.45 | 1.44 | 16.83 | 3.33 | 1.06 | 12.35 | 0.70 | 62.85 | 0.58 | 30.04 | NM | 39.08 | NM | NM | 0.00 | 0.00 | 0.00 |
| BYFC | Broadway Financial Corp. of CA* | 3.36 | 3.36 | -0.58 | -10.83 - | 29.57 | -0.39 | -7.32 | 13.29 | 22.50 | 3.93 | NM | 60.85 | 2.04 | 60.85 | NM | 0.04 | 3.48 | NM |
| CMSB | CMS Bancorp Inc of W Plains NY(8)* | 8.22 | 8.22 | 0.35 | 4.07 | 5.37 | 0.20 | 2.41 | NA | NA | 0.44 | 18.61 | 80.00 | 6.58 | 80.00 | 31.45 | 0.00 | 0.00 | 0.00 |
| CBNJ | Cape Bancorp, Inc. of NJ* | 13.08 | 11.19 | 0.52 | 3.67 | 4.25 | 0.44 | 3.10 | 2.01 | 46.41 | 1.29 | 23.56 | 90.99 | 11.90 | 108.61 | 27.89 | 0.24 | 2.26 | 53.33 |
| CFFN | Capitol Federal Fin Inc. of KS* | 17.77 | 17.77 | 0.75 | 4.13 | 3.88 | 0.75 | 4.13 | 0.44 | 22.02 | 0.15 | 25.79 | 109.39 | 19.44 | 109.39 | 25.79 | 0.30 | 2.48 | 63.83 |
| CARV | Carver Bancorp, Inc. of NY* | 1.04 | 1.04 | 0.32 | 3.80 | 3.90 | 0.05 | 0.54 | 5.98 | 24.77 | 2.31 | 25.63 | NM | 8.35 | NM | NM | 0.00 | 0.00 | 0.00 |
| CFBK | Central Federal Corp. of OH* | 8.79 | 8.79 | -0.96 | -9.59 | -9.72 | -1.03 | -10.27 | 4.30 | 57.30 | 3.40 | NM | 103.60 | 9.10 | 103.60 | NM | 0.00 | 0.00 | NM |
| CHFN | Charter Financial Corp of GA* | 25.12 | 24.77 | 0.57 | 3.15 | 2.55 | 0.49 | 2.69 | 1.55 | 71.94 | 2.04 | 39.26 | 89.08 | 22.38 | 90.75 | NM | 0.20 | 1.89 | 74.07 |
| CHEV | Cheviot Financial Corp. of OH* | 15.74 | 14.16 | 0.30 | 1.82 | 2.57 | 0.18 | 1.08 | 2.60 | 10.20 | 0.46 | 38.89 | 77.04 | 12.13 | 87.28 | NM | 0.36 | 3.43 | NM |
| CBNK | Chicopee Bancorp, Inc. of MA* | 15.09 | 15.09 | 0.48 | 3.19 | 2.99 | 0.49 | 3.25 | 1.27 | 57.74 | 0.95 | 33.40 | 105.42 | 15.91 | 105.42 | 32.78 | 0.28 | 1.58 | 52.83 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 9.77 | 9.74 | 0.19 | 1.89 | 2.47 | 0.22 | 2.17 | 1.98 | 58.23 | 1.40 | NM | 77.07 | 7.53 | 77.36 | 35.22 | 0.04 | 0.49 | 20.00 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 17.40 | 17.40 | 0.59 | 3.25 | 1.75 | 0.56 | 3.11 | NA | NA | 0.53 | NM | 184.27 | 32.07 | 184.27 | NM | 0.24 | 1.83 | NM |
| CWAY | Coastway Bancorp, Inc. of RI* | 16.28 | 16.28 | 0.04 | NM | 0.29 | 0.11 | NM | NA | NA | NA | NM | 74.19 | 12.08 | 74.19 | NM | 0.00 | 0.00 | 0.00 |
| COBK | Colonial Financial Serv. of NJ* | 10.08 | 10.08 | -0.54 | -5.16 | -7.28 | -0.66 | -6.27 | 5.37 | 17.67 | 1.96 | NM | 77.19 | 7.78 | 77.19 | NM | 0.00 | 0.00 | NM |
| DCOM | Dime Community Bancshars of NY* | 10.52 | 9.27 | 1.01 | 9.95 | 6.57 | 1.64 | 16.15 | 1.10 | 46.42 | 0.56 | 15.22 | 144.14 | 15.17 | 165.90 | 9.37 | 0.56 | 3.38 | 51.38 |
| ESBF | ESB Financial Corp. of PA* | 9.87 | 7.84 | 0.83 | 8.34 | 6.93 | 0.80 | 8.06 | 1.03 | 34.40 | 0.97 | 14.42 | 122.80 | 12.12 | 158.10 | 14.92 | 0.40 | 3.08 | 44.44 |
| ESSA | ESSA Bancorp, Inc. of PA* | 12.13 | 11.40 | 0.63 | 5.16 | 6.56 | 0.57 | 4.67 | 2.42 | 24.28 | 0.86 | 15.24 | 80.86 | 9.80 | 86.70 | 16.84 | 0.28 | 2.48 | 37.84 |
| EBMT | Eagle Bancorp Montanta of MT* | 9.38 | 7.99 | 0.47 | 4.33 | 5.30 | -0.33 | -3.04 | 0.26 | 150.94 | 0.78 | 18.86 | 87.40 | 8.20 | 104.17 | NM | 0.29 | 2.70 | 50.88 |
| FSBW | FS Bancorp, Inc. of WA* | 15.71 | 15.71 | 1.21 | 7.36 | 8.17 | -0.18 | -1.07 | 1.55 | 86.45 | 1.78 | 12.24 | 87.92 | 13.82 | 87.92 | NM | 0.20 | 1.18 | 14.49 |
| FFCO | FedFirst Financial Corp of PA* | 16.49 | 16.19 | 0.78 | 4.53 | 5.25 | 0.78 | 4.53 | 1.56 | 63.43 | 1.21 | 19.05 | 88.65 | 14.62 | 90.62 | 19.05 | 0.24 | 1.20 | 22.86 |
| FCAP | First Capital, Inc. of IN* | 11.79 | 10.72 | 1.12 | 9.66 | 9.01 | 0.95 | 8.23 | 1.57 | 69.89 | 1.66 | 11.09 | 107.12 | 12.63 | 119.27 | 13.01 | 0.84 | 4.14 | 45.90 |
| FCLF | First Clover Leaf Fin Cp of IL* | 11.37 | 9.74 | 0.67 | 5.21 | 6.22 | 0.51 | 4.02 | 2.22 | 38.56 | 1.48 | 16.07 | 87.32 | 9.93 | 103.85 | 20.82 | 0.24 | 2.62 | 42.11 |
| FBNK | First Connecticut Bncorp of CT* | 11.43 | 11.43 | 0.31 | 2.43 | 2.22 | 0.08 | 0.62 | 1.67 | 53.21 | 1.02 | NM | 113.88 | 13.01 | 113.88 | NM | 0.12 | 0.76 | 34.29 |
| FDEF | First Defiance Fin. Corp of OH* | 13.08 | 10.24 | 1.08 | 8.50 | 8.48 | 0.97 | 7.61 | 3.12 | 40.49 | 1.65 | 11.79 | 97.44 | 12.75 | 128.63 | 13.17 | 0.60 | 2.22 | 26.20 |
| FFNM | First Fed of N. Michigan of MI* | 11.15 | 11.13 | -0.27 | -2.37 | -3.90 | -0.39 | -3.43 | 2.90 | 28.87 | 1.27 | NM | 62.03 | 6.92 | 62.18 | NM | 0.08 | 1.56 | NM |
| FFBH | First Fed. Bancshares of AR* | 13.51 | 13.51 | 0.08 | 0.56 | 0.23 | -0.04 | -0.28 | 4.37 | 56.44 | 3.57 | NM | 238.94 | 32.27 | 238.94 | NM | 0.20 | 2.34 | NM |
| FFNW | First Fin NW, Inc of Renton WA* | 20.81 | 20.81 | 2.39 | 11.76 | 13.04 | 2.43 | 11.94 | 9.52 | 14.45 | 1.85 | 7.67 | 90.81 | 18.90 | 90.81 | 7.56 | 0.20 | 1.95 | 14.93 |
| FSFG | First Savings Fin. Grp. of IN* | 9.94 | 8.52 | 0.70 | 5.41 | 8.38 | 0.62 | 4.78 | 2.39 | 35.08 | 1.34 | 11.93 | 82.33 | 8.18 | 97.48 | 13.50 | 0.44 | 1.86 | 22.22 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 15.74 | 15.74 | 0.54 | 3.34 | 2.89 | 0.45 | 2.79 | 2.22 | 45.33 | 1.56 | 34.61 | 118.27 | 18.61 | 118.27 | NM | 0.40 | 2.36 | NM |
| FRNK | Franklin Financial Corp. of VA* | 22.79 | 22.79 | 0.88 | 3.86 | 3.89 | 0.80 | 3.51 | 5.79 | 15.88 | 1.87 | 25.69 | 99.30 | 22.63 | 99.30 | 28.26 | 0.00 | 0.00 | 0.00 |
| GTWN | Georgetown Bancorp, Inc. of MA* | 11.93 | 11.93 | 0.42 | 3.11 | 3.38 | 0.01 | 0.06 | NA | NA | 1.00 | 29.61 | 93.79 | 11.19 | 93.79 | NM | 0.16 | 1.06 | 31.37 |
| GCBC | Green Co Bcrp MHC of NY (44.7) | 8.77 | 8.77 | 1.01 | 11.46 | 5.94 | 1.02 | 11.61 | 1.45 | 74.53 | 1.84 | 16.82 | 187.45 | 16.44 | 187.45 | 16.60 | 0.70 | 2.76 | 46.36 |
| HFFC | HF Financial Corp. of SD* | 7.68 | 7.32 | 0.40 | 4.89 | 5.14 | 0.13 | 1.58 | 1.82 | 47.23 | 1.41 | 19.44 | 97.06 | 7.46 | 102.32 | NM | 0.45 | 3.40 | 66.18 |
| HMNF | HMN Financial, Inc. of MN* | 7.39 | 7.39 | 1.32 | 12.97 | 14.09 | 1.00 | 9.84 | 6.58 | 44.56 | 4.02 | 7.10 | 137.45 | 10.16 | 137.45 | 9.36 | 0.00 | 0.00 | 0.00 |
| HBK | Hamilton Bancorp, Inc. of MD* | 20.73 | 20.01 | -0.30 | -1.69 | -2.05 | -0.35 | -1.92 | 2.58 | 32.87 | 1.72 | NM | 76.69 | 15.90 | 80.20 | NM | 0.00 | 0.00 | NM |
| HBNK | Hampden Bancorp, Inc. of MA* | 12.07 | 12.07 | 0.52 | 4.03 | 3.82 | 0.43 | 3.30 | 1.63 | 48.34 | 1.12 | 26.15 | 107.26 | 12.94 | 107.26 | 31.90 | 0.24 | 1.50 | 39.34 |
| HBOS | Heritage Fin Group, Inc of GA* | 9.11 | 8.82 | 0.84 | 8.59 | 7.06 | 0.64 | 6.57 | 1.18 | 56.88 | 1.08 | 14.17 | 121.65 | 11.09 | 126.08 | 18.52 | 0.28 | 1.50 | 21.21 |
| HIFS | Hingham Inst. for Sav. of MA* | 7.74 | 7.74 | 1.07 | 13.86 | 7.93 | 1.07 | 13.86 | 0.60 | 107.70 | 0.82 | 12.61 | 165.44 | 12.81 | 165.44 | 12.61 | 1.08 | 1.38 | 17.36 |
| HBCP | Home Bancorp Inc. Lafayette LA* | 14.58 | 14.40 | 0.81 | 5.60 | 5.41 | 0.66 | 4.54 | 1.98 | 34.00 | 0.95 | 18.48 | 103.85 | 15.14 | 105.34 | 22.79 | 0.00 | 0.00 | 0.00 |
| HFBL | Home Federal Bancorp Inc of LA* | 14.41 | 14.41 | 1.04 | 6.58 | 7.22 | 0.43 | 2.70 | 0.18 | 437.57 | 1.07 | 13.84 | 95.30 | 13.73 | 95.30 | 33.70 | 0.24 | 1.34 | 18.60 |
| HMST | HomeStreet, Inc. of WA* | 9.40 | 9.38 | 1.17 | 12.24 | 11.87 | -3.20 | -33.59 | 4.29 | 20.18 | 1.29 | 8.43 | 103.26 | 9.70 | 103.43 | NM | 0.44 | 2.35 | 19.82 |
| HTBI | HomeTrust Bancshrs, Inc. of NC* | 21.99 | 21.83 | 0.73 | 3.23 | 3.83 | 0.62 | 2.74 | 5.98 | 29.19 | 2.43 | 26.12 | 84.25 | 18.52 | 85.02 | 30.73 | 0.00 | 0.00 | 0.00 |
| HCBK | Hudson City Bancorp, Inc of NJ(8)* | 11.96 | 11.61 | 0.46 | 3.94 | 3.73 | 0.43 | 3.72 | 2.93 | 25.38 | 1.18 | 26.83 | 105.86 | 12.66 | 109.44 | 28.45 | 0.16 | 1.70 | 45.71 |
| IROQ | IF Bancorp, Inc. of IL* | 15.22 | 15.22 | 0.62 | 3.90 | 4.50 | 0.52 | 3.26 | 1.18 | 62.14 | 1.23 | 22.23 | 89.26 | 13.58 | 89.26 | 26.53 | 0.10 | 0.61 | 13.51 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As of March 3, 2014

| | Financial Institution | Key Financial Ratios: Equity/ Assets(1) (%) | Tang Equity/ Assets(1) (%) | Reported Earnings: ROA(5) (%) | Reported Earnings: ROE(5) (%) | Reported Earnings: ROI(5) (%) | Core Earnings: ROA(5) (%) | Core Earnings: ROE(5) (%) | Asset Quality Ratios: NPAs/ Assets (%) | Rsvs/ NPAs (%) | Rsvs/ Loans (%) | Pricing Ratios: Price/ Earnings (x) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang Book (%) | Price/ Core Earnings (x) | Dividend Data (6): Div/ Share ($) | Dividend Yield (%) | Payout Ratio (7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | | | | | |
| ISBC | Investors Bcrp MHC of NJ(41.6) | 8.16 | 7.59 | 0.82 | 9.69 | 2.89 | 0.81 | 9.57 | 1.01 | 119.80 | 1.44 | 34.61 | 323.10 | 26.37 | 349.73 | 35.07 | 0.20 | 0.76 | 26.32 |
| JXSB | Jacksonville Bancorp Inc of IL* | 13.07 | 12.32 | 1.05 | 7.71 | 8.92 | 0.76 | 5.59 | 1.46 | 69.91 | 1.82 | 11.21 | 89.12 | 11.65 | 95.33 | 15.45 | 0.32 | 1.57 | 17.58 |
| JFBI | Jefferson Bancshares Inc of TN(8)* | 10.69 | 10.50 | 0.35 | 3.34 | 3.48 | 0.35 | 3.34 | 3.46 | 28.96 | 1.56 | 28.74 | 96.04 | 10.26 | 97.98 | 28.74 | 0.00 | 0.00 | 0.00 |
| KFFB | KY Fst Fed Bp MHC of KY (38.9) | 21.18 | 17.38 | 0.92 | 4.36 | 3.91 | 1.08 | 5.15 | NA | NA | 0.53 | 25.61 | 108.61 | 23.00 | 138.75 | 21.67 | 0.40 | 4.73 | NM |
| KRNY | Kearny Fin Cp MHC of NJ (24.0) | 14.50 | 11.52 | 0.24 | 1.51 | 0.88 | 0.20 | 1.23 | 1.18 | 29.35 | 0.77 | NM | 177.04 | 25.67 | 230.64 | NM | 0.00 | 0.00 | 0.00 |
| LSBI | LSB Fin. Corp. of Lafayette IN* | 11.33 | 11.33 | 0.75 | 6.86 | 6.02 | 0.36 | 3.33 | 1.51 | 119.71 | 2.45 | 16.62 | 111.48 | 12.63 | 111.48 | 34.23 | 0.36 | 1.25 | 20.81 |
| LPSB | LaPorte Bancorp Inc. of IN* | 16.69 | 15.22 | 0.82 | 5.11 | 6.21 | 0.64 | 3.98 | 1.74 | 48.52 | 1.52 | 16.10 | 77.77 | 12.98 | 86.84 | 20.66 | 0.16 | 1.46 | 23.53 |
| LSBK | Lake Shore Bnp MHC of NY(38.7) | 13.47 | 13.47 | 0.72 | 5.34 | 4.81 | 0.72 | 5.34 | 0.71 | 52.54 | 0.66 | 20.80 | 112.64 | 15.17 | 112.64 | 20.80 | 0.28 | 2.24 | 46.67 |
| LABC | Louisiana Bancorp, Inc. of LA* | 17.85 | 17.85 | 0.89 | 4.99 | 5.11 | 0.54 | 3.03 | 0.95 | 72.59 | 0.89 | 19.56 | 96.34 | 17.20 | 96.34 | 32.15 | 0.20 | 1.05 | 20.62 |
| MSBF | MSB Fin Corp MHC of NJ (39.2) | 11.36 | 11.36 | -1.84 | -16.17 | -15.04 | -1.84 | -16.17 | 6.63 | 17.31 | 1.73 | NM | 107.57 | 12.22 | 107.57 | NM | 0.00 | 0.00 | NM |
| MCBK | Madison County Financial of NE* | 22.89 | 22.56 | 1.07 | 5.17 | 5.26 | 0.93 | 4.50 | 0.17 | NA | 2.64 | 19.01 | 88.07 | 20.16 | 89.74 | 21.86 | 0.28 | 1.60 | 30.43 |
| MGYR | Magyar Bancorp MHC of NJ(44.9) | 8.43 | 8.43 | 0.04 | 0.52 | 0.52 | -0.02 | -0.26 | 6.06 | 9.25 | 0.75 | NM | 98.72 | 8.32 | 98.72 | NM | 0.00 | 0.00 | 0.00 |
| MLVF | Malvern Bancorp, Inc. of PA* | 12.54 | 12.54 | -2.81 | -22.01 | -27.33 | -2.69 | -21.09 | 1.20 | 70.61 | 1.22 | NM | 91.30 | 11.45 | 91.30 | NM | 0.11 | 1.05 | NM |
| EBSB | Meridian Fn Serv MHC MA (40.6) | 9.18 | 8.70 | 0.56 | 5.71 | 2.51 | 0.28 | 2.81 | 1.86 | 47.86 | 1.11 | 39.84 | 221.92 | 20.37 | 235.24 | NM | 0.00 | 0.00 | 0.00 |
| CASH | Meta Financial Group of IA* | 8.45 | 8.32 | 0.79 | 9.49 | 5.08 | 0.71 | 8.58 | 0.33 | 69.41 | 1.02 | 19.67 | 184.28 | 15.57 | 187.40 | 21.74 | 0.52 | 1.20 | 23.64 |
| NASB | NASB Fin, Inc. of Grandview MO* | 17.09 | 16.92 | 2.32 | 14.89 | 14.60 | -1.10 | -7.04 | 6.60 | 26.99 | 2.60 | 6.85 | 96.74 | 16.53 | 97.88 | NM | 0.90 | 3.74 | 25.64 |
| NECB | NE Comm Bncrp MHC of NY (42.5) | 24.15 | 23.98 | -0.23 | -0.97 | -1.10 | -0.23 | -0.97 | 5.07 | 18.28 | 1.15 | NM | 88.15 | 21.28 | 89.01 | NM | 0.12 | 1.65 | NM |
| NHTB | NH Thrift Bancshares of NH* | 8.76 | 5.30 | 0.64 | 6.10 | 6.17 | 0.56 | 5.39 | 1.47 | 52.97 | 1.00 | 16.21 | 115.28 | 10.10 | 197.92 | 18.36 | 0.52 | 3.41 | 55.32 |
| NVSL | Naugatuck Valley Fin Crp of CT* | 12.20 | 12.20 | -2.34 | -18.56 | -24.26 | -2.52 | -20.06 | 3.69 | 60.36 | 2.76 | NM | 83.98 | 10.25 | 83.98 | NM | 0.00 | 0.00 | NM |
| NFBK | Northfield Bancorp, Inc. of NJ* | 26.27 | 25.80 | 0.64 | 2.90 | 2.37 | 0.60 | 2.71 | 1.71 | 58.20 | 1.93 | NM | 102.18 | 26.85 | 104.72 | NM | 0.24 | 1.90 | NM |
| NWBI | Northwest Bancshares Inc of PA* | 14.40 | 12.43 | 0.79 | 5.52 | 4.72 | 0.77 | 5.36 | 2.35 | 40.84 | 1.32 | 21.19 | 117.55 | 16.92 | 139.22 | 21.85 | 0.52 | 3.66 | NM |
| OBAF | OBA Financial Serv. Inc of MD* | 18.39 | 18.39 | 0.30 | 1.58 | 1.55 | 0.29 | 1.53 | 1.05 | 85.10 | 1.15 | NM | 104.89 | 19.29 | 104.89 | NM | 0.00 | 0.00 | 0.00 |
| OSHC | Ocean Shore Holding Co. of NJ* | 10.17 | 9.71 | 0.48 | 4.79 | 5.20 | 0.49 | 4.85 | 0.80 | 50.40 | 0.58 | 19.22 | 91.28 | 9.28 | 96.03 | 18.96 | 0.24 | 1.71 | 32.88 |
| OCFC | OceanFirst Fin. Corp of NJ* | 9.35 | 9.35 | 0.80 | 8.46 | 5.71 | 0.76 | 7.98 | 2.95 | 31.01 | 1.35 | 17.53 | 151.18 | 14.13 | 151.18 | 18.58 | 0.48 | 2.58 | 45.28 |
| OFED | Oconee Fed Fn Cp MHC SC (35.0) | 20.55 | 20.55 | 1.05 | 4.94 | 3.88 | 1.03 | 4.87 | 1.11 | 20.49 | 0.37 | 25.75 | 134.14 | 27.56 | 134.14 | 26.14 | 0.40 | 2.32 | 59.70 |
| OABC | OmniAmerican Bancorp Inc of TX* | 14.24 | 14.24 | 0.45 | 2.91 | 2.48 | 0.25 | 1.62 | 1.13 | 40.95 | 0.77 | NM | 116.27 | 16.56 | 116.27 | NM | 0.20 | 0.96 | 38.46 |
| ONFC | Oneida Financial Corp. of NY* | 12.55 | 9.15 | 0.90 | 6.83 | 7.06 | 0.83 | 6.29 | 0.43 | 100.75 | 0.91 | 14.16 | 98.90 | 12.41 | 140.94 | 15.37 | 0.48 | 3.81 | 53.93 |
| ORIT | Oritani Financial Corp of NJ* | 18.65 | 18.65 | 1.45 | 7.88 | 5.74 | 1.48 | 8.06 | 0.98 | 114.17 | 1.37 | 17.42 | 134.55 | 25.09 | 134.55 | 17.03 | 0.70 | 4.52 | NM |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | 11.14 | 9.74 | 0.23 | 2.08 | 2.31 | 0.22 | 1.95 | 2.24 | 26.49 | 1.10 | NM | 90.13 | 10.04 | 104.68 | NM | 0.16 | 2.31 | NM |
| PBHC | Pathfinder BC MHC of NY (39.5) | 5.63 | 4.89 | 0.51 | 6.17 | 6.66 | 0.51 | 6.17 | 1.67 | 61.74 | 1.50 | 15.01 | 135.94 | 7.66 | 157.83 | 15.01 | 0.12 | 0.83 | 12.50 |
| PEOP | Peoples Fed Bancshrs Inc of MA* | 18.18 | 18.18 | 0.40 | 2.14 | 2.00 | 0.38 | 2.02 | 0.37 | 187.85 | 0.86 | NM | 108.83 | 19.78 | 108.83 | NM | 0.16 | 0.89 | 44.44 |
| PBCT | Peoples United Financial of CT* | 14.72 | 8.52 | 0.77 | 4.79 | 5.38 | 0.72 | 4.47 | 1.57 | 38.14 | 0.81 | 18.58 | 93.45 | 13.75 | 173.04 | 19.89 | 0.65 | 4.60 | NM |
| PBSK | Poage Bankshares, Inc. of KY* | 19.90 | 19.90 | 0.70 | 3.61 | 4.57 | 0.71 | 3.66 | 0.38 | 181.98 | 1.12 | 21.88 | 81.02 | 16.12 | 81.02 | 21.54 | 0.20 | 1.43 | 31.25 |
| PBCP | Polonia Bancorp, Inc. of PA* | 14.28 | 14.28 | -0.10 | -0.69 | -0.83 | -1.33 | -9.17 | NA | NA | 0.66 | NM | 82.62 | 11.80 | 82.62 | NM | 0.00 | 0.00 | NM |
| PROV | Provident Fin. Holdings of CA* | 13.63 | 13.63 | 1.52 | 11.92 | 12.37 | -1.44 | -11.22 | 1.95 | 53.71 | 1.28 | 8.08 | 95.80 | 13.06 | 95.80 | NM | 0.40 | 2.62 | 21.16 |
| PBIP | Prudential Bancorp Inc of PA* | 23.12 | 23.12 | 0.40 | 3.73 | 2.05 | 0.40 | 3.73 | 1.16 | 33.42 | 0.76 | NM | 83.70 | 19.35 | 83.70 | NM | 0.00 | 0.00 | 0.00 |
| PULB | Pulaski Fin Cp of St. Louis MO* | 7.74 | 7.45 | 0.62 | 6.87 | 7.51 | -0.01 | -0.09 | 4.84 | 29.67 | 1.70 | 13.32 | 111.37 | 8.62 | 116.03 | NM | 0.38 | 3.80 | 50.67 |
| RVSB | Riverview Bancorp, Inc. of WA* | 10.26 | 7.24 | 0.60 | 5.97 | 6.10 | 0.51 | 5.11 | 5.18 | 33.51 | 2.61 | 16.38 | 95.56 | 9.80 | 139.84 | 19.11 | 0.00 | 0.00 | 0.00 |
| RCKB | Rockville Fin New, Inc. of CT(8)* | 13.30 | 13.26 | 0.80 | 5.34 | 4.86 | 0.64 | 4.26 | 0.88 | 95.31 | 1.13 | 20.58 | 116.24 | 15.47 | 116.65 | 25.82 | 0.40 | 3.04 | 62.50 |
| SIFI | SI Financial Group, Inc. of CT* | 11.16 | 9.82 | -0.11 | -0.88 | -0.77 | 0.04 | 0.29 | 1.11 | 41.74 | 0.61 | NM | 98.41 | 10.98 | 113.54 | NM | 0.12 | 1.02 | NM |
| SPBC | SP Bancorp, Inc. of Plano, TX* | 10.80 | 10.80 | 0.48 | 4.27 | 4.49 | 0.07 | 0.63 | 1.39 | 52.88 | 1.00 | 22.28 | 95.94 | 10.36 | 95.94 | NM | 0.00 | 0.00 | 0.00 |
| SVBI | Severn Bancorp, Inc. of MD* | 7.58 | 7.55 | -2.35 | -18.94 | NM | -2.66 | -21.44 | 9.35 | 16.10 | 2.00 | NM | 75.90 | 5.75 | 76.27 | NM | 0.00 | 0.00 | NM |
| SMPL | Simplicity Bancorp of CA* | 17.26 | 16.87 | 0.68 | 4.06 | 4.38 | 0.54 | 3.21 | 2.61 | 25.22 | 0.76 | 22.86 | 95.02 | 16.40 | 97.69 | 28.95 | 0.32 | 1.84 | 42.11 |
| SIBC | State Investors Bancorp of LA* | 16.47 | 16.47 | 0.17 | 0.98 | 1.16 | 0.17 | 0.98 | NA | NA | 0.59 | NM | 88.16 | 14.52 | 88.16 | NM | 0.00 | 0.00 | 0.00 |
| THRD | TF Financial Corporation of PA* | 11.14 | 10.62 | 0.88 | 7.64 | 6.58 | 1.19 | 10.31 | 1.62 | 49.42 | 1.06 | 15.19 | 106.18 | 11.82 | 112.03 | 11.26 | 0.48 | 1.53 | 23.30 |
| TFSL | TFS Fin Corp MHC of OH (26.5) | 16.60 | 16.53 | 0.49 | 3.01 | 1.53 | 0.44 | 2.68 | NA | NA | 0.91 | NM | 193.27 | 32.08 | 194.22 | NM | 0.00 | 0.00 | 0.00 |
| TBNK | Territorial Bancorp, Inc of HI* | 13.61 | 13.60 | 0.96 | 6.88 | 6.77 | 0.72 | 5.17 | 0.50 | 21.55 | 0.20 | 14.78 | 104.11 | 14.17 | 104.21 | 19.66 | 0.56 | 2.54 | 37.58 |
| TSBK | Timberland Bancorp, Inc. of WA* | 10.43 | 9.73 | 0.51 | 4.15 | 5.02 | 0.25 | 2.04 | 6.24 | 23.94 | 1.99 | 19.91 | 95.65 | 9.97 | 103.33 | NM | 0.16 | 1.52 | 30.19 |
| TRST | TrustCo Bank Corp NY of NY* | 7.94 | 7.94 | 0.88 | 10.88 | 6.06 | 0.86 | 10.61 | 1.33 | 80.28 | 1.68 | 16.51 | 180.53 | 14.34 | 180.53 | 16.93 | 0.26 | 3.84 | 63.41 |
| UCBA | United Community Bancorp of IN* | 14.35 | 13.81 | 0.55 | 4.26 | 4.84 | 0.40 | 3.10 | 4.22 | 25.36 | 2.17 | 20.67 | 79.79 | 11.45 | 83.42 | 28.43 | 0.24 | 2.11 | 43.64 |
| UCFC | United Community Fin. of OH* | 10.44 | 10.44 | 0.19 | 1.92 | 1.78 | -0.17 | -1.64 | 3.61 | 33.16 | 2.04 | NM | 107.67 | 11.24 | 107.67 | NM | 0.00 | 0.00 | 0.00 |
| UBNK | United Financial Bncrp of MA(8)* | 12.16 | 10.56 | 0.38 | 3.01 | 2.50 | 0.65 | 5.13 | 0.76 | 72.31 | 0.72 | NM | 115.02 | 13.99 | 134.84 | 23.48 | 0.44 | 2.50 | NM |
| WSFS | WSFS Financial Corp. of DE* | 8.42 | 7.60 | 0.92 | 9.85 | 6.40 | 0.88 | 9.41 | 1.29 | 72.49 | 1.44 | 15.61 | 167.13 | 14.07 | 186.86 | 16.34 | 0.48 | 0.68 | 10.67 |
| WVFC | WVS Financial Corp. of PA* | 10.83 | 10.83 | 0.32 | 2.86 | 3.79 | 0.32 | 2.79 | 0.56 | 19.09 | 0.92 | 26.36 | 74.45 | 8.07 | 74.45 | 26.98 | 0.16 | 1.38 | 36.36 |
| WSBF | Waterstone Financial Inc of WI* | 23.57 | 23.53 | 1.67 | 12.96 | 8.40 | 0.82 | 6.33 | 6.63 | 23.33 | 2.08 | 11.91 | 84.45 | 19.90 | 84.58 | 24.37 | 0.00 | 0.00 | 0.00 |
| WAYN | Wayne Savings Bancshares of OH* | 9.62 | 9.22 | 0.51 | 5.19 | 6.26 | 0.49 | 4.96 | 2.14 | 35.49 | 1.17 | 15.97 | 85.00 | 8.18 | 89.15 | 16.67 | 0.32 | 2.78 | 44.44 |
| WEBK | Wellesley Bancorp, Inc. of MA* | 11.01 | 11.01 | 0.63 | 5.41 | 5.06 | 0.57 | 4.87 | NA | NA | 1.15 | 19.75 | 104.55 | 11.51 | 104.55 | 21.94 | 0.00 | 0.00 | 0.00 |
| WBB | Westbury Bancorp, Inc. of WI* | 16.68 | 16.68 | -0.08 | -0.51 | -0.63 | -0.08 | -0.51 | 2.50 | 31.37 | 1.23 | NM | 81.67 | 13.62 | 81.67 | NM | 0.00 | 0.00 | NM |
| WFD | Westfield Fin. Inc. of MA* | 12.35 | 12.35 | 0.50 | 3.60 | 4.25 | 0.34 | 2.47 | 1.37 | 41.83 | 1.18 | 23.53 | 96.66 | 11.94 | 96.66 | 34.23 | 0.24 | 3.19 | NM |
| WBKC | Wolverine Bancorp, Inc. of MI* | 21.66 | 21.66 | 0.60 | 2.73 | 3.35 | 0.05 | 0.23 | 4.07 | 62.95 | 3.02 | 29.86 | 82.09 | 17.78 | 82.09 | NM | 0.00 | 0.00 | 0.00 |

# EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended September 30, 2013

| Comparable Group | | Net Income to Common ($000) | Less: Net Gains(Loss) ($000) | Tax Effect @ 34% ($000) | Less: Extraordinary Items ($000) | Estimated Core Income to Common ($000) | Shares (000) | Estimated Core EPS ($) |
|---|---|---|---|---|---|---|---|---|
| AF | Astoria Financial Corp. of NY | 58,336 | -9,667 | 3,287 | 0 | 51,956 | 98,842 | 0.53 |
| BHLB | Berkshire Hills Bancorp of MA | 39,935 | 19,036 | -6,472 | 0 | 52,499 | 25,036 | 2.10 |
| CFFN | Capitol Federal Fin Inc. of KS | 69,340 | -61 | 21 | 0 | 69,300 | 147,313 | 0.47 |
| DCOM | Dime Community Bancshars of NY | 39,975 | 38,165 | -12,976 | 0 | 65,164 | 36,713 | 1.77 |
| NYCB | New York Community Bcrp of NY | 478,235 | -100,961 | 34,327 | 0 | 411,601 | 440,809 | 0.93 |
| NWBI | Northwest Bancshares Inc of PA | 62,701 | -2,454 | 834 | 0 | 61,081 | 94,244 | 0.65 |
| PBCT | Peoples United Financial of CT | 234,300 | -25,700 | 8,738 | 0 | 217,338 | 306,910 | 0.71 |
| PFS | Provident Fin. Serv. Inc of NJ | 69,814 | -1,509 | 513 | 0 | 68,818 | 59,918 | 1.15 |
| TRST | TrustCo Bank Corp NY of NY | 38,989 | -2,247 | 764 | 0 | 37,506 | 94,463 | 0.40 |
| WSFS | WSFS Financial Corp. of DE | 40,040 | -2,697 | 917 | 0 | 38,260 | 8,895 | 4.30 |

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Investors Bancorp, Inc.
Prices as of March 3, 2014

| Valuation Midpoint Pricing Multiples | | Symbol | Subject at Midpoint | Peer Group Mean | Peer Group Median | New Jersey Companies Mean | New Jersey Companies Median | All Public Mean | All Public Median |
|---|---|---|---|---|---|---|---|---|---|
| Price-earnings multiple | = | P/E | 27.87 x | 18.17x | 16.11x | 18.68x | 17.53x | 19.21x | 18.58x |
| Price-core earnings multiple | = | P/CE | 29.62 x | 18.05x | 16.97x | 19.69x | 18.58x | 21.31x | 20.82x |
| Price-book ratio | = | P/B | 102.67% | 123.79% | 114.01% | 108.26% | 102.18% | 102.65% | 96.14% |
| Price-tangible book ratio | = | P/TB | 105.82% | 161.35% | 168.79% | 120.57% | 108.61% | 111.04% | 103.51% |
| Price-assets ratio | = | P/A | 18.35% | 14.37% | 14.67% | 15.72% | 14.13% | 13.72% | 12.71% |

| Valuation Parameters | | | | Adjusted |
|---|---|---|---|---|
| Pre-Conversion Earnings (Y) | $115,544,000 | (12 Mths 12/13)(2) | ESOP Stock (% of Offering + Foundation) (E) | 3.00% |
| Pre-Conversion Core Earnings (YC) | $108,673,000 | (12 Mths 12/13)(2) | Cost of ESOP Borrowings (S) | 0.00% |
| Pre-Conversion Book Value (B) | $1,367,060,000 | (2) | ESOP Amortization (T) | 30.00 Years |
| Pre-Conv. Tang. Book Value (B) | $1,271,233,000 | (2) | Stock Program (% of Offering + Foundation (M) | 4.00% |
| Pre-Conversion Assets (A) | $15,920,325,000 | (2) | Stock Programs Vesting (N) | 5.00 Years |
| Reinvestment Rate (R) | 1.75% | | Fixed Expenses | $6,525,000 |
| Tax rate (TAX) | 37.00% | | Variable Expenses (Blended Commission %) | 2.54% |
| After Tax Reinvest. Rate (R) | 1.10% | | Percentage Sold (PCT) | 61.6854% |
| Est. Conversion Expenses (1)(X) | 2.87% | | MHC Assets | $10,440,000 |
| Insider Purchases | $2,850,000 | | Options as (% of Offering + Foundation) (O1) | 10.00% |
| Price/Share | $10.00 | | Estimated Option Value (O2) | 19.80% |
| Foundation Cash Contribution (FC) | $ 10,000,000 | | Option Vesting Period (O3) | 5.00 Years |
| Foundation Stock Contribution (FS) | $ 10,000,000 | | % of Options taxable (O4) | 25.00% |
| Foundation Tax Benefit (FT) | $ 7,400,000 | | | |

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $3,252,259,400

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $3,252,259,400

3. $$V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $3,252,259,400

4. $$V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $3,252,259,400

5. $$V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $3,252,259,400

**Shares**

| Conclusion | 2nd Step Offering Shares | 2nd Step Exchange Shares | Full Conversion Shares | Plus: Foundation Shares | Total Market Capitalization Shares | Exchange Ratio |
|---|---|---|---|---|---|---|
| Super Maximum | 264,500,000 | 164,288,806 | 428,788,806 | 1,000,000 | 429,788,806 | 3.0702 |
| Maximum | 230,000,000 | 142,859,831 | 372,859,831 | 1,000,000 | 373,859,831 | 2.6698 |
| Midpoint | 200,000,000 | 124,225,940 | 324,225,940 | 1,000,000 | 325,225,940 | 2.3215 |
| Minimum | 170,000,000 | 105,592,049 | 275,592,049 | 1,000,000 | 276,592,049 | 1.9733 |

**Market Value**

| Conclusion | 2nd Step Offering Value | 2nd Step Exchange Shares Value | Full Conversion $ Value | Foundation $ Value | Total Market Capitalization $ Value |
|---|---|---|---|---|---|
| Super Maximum | $2,645,000,000 | $1,642,888,060 | $4,287,888,060 | $10,000,000 | $4,297,888,060 |
| Maximum | $2,300,000,000 | $1,428,598,310 | $3,728,598,310 | 10,000,000 | $3,738,598,310 |
| Midpoint | $2,000,000,000 | $1,242,259,400 | $3,242,259,400 | 10,000,000 | $3,252,259,400 |
| Minimum | $1,700,000,000 | $1,055,920,490 | $2,755,920,490 | 10,000,000 | $2,765,920,490 |

(1) Estimated offering expenses at midpoint of the offering.
(2) Adjusted to reflect consolidation and reinvesment of $10.4 million of MHC net assets.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Investors Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $2,765,920,490 |
| Exchange Ratio | 1.97330 |
| 2nd Step Offering Proceeds | $1,700,000,000 |
| Less: Estimated Offering Expenses | 49,685,313 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $1,650,314,688 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $1,650,314,688 |
| Less: Cash Contribution to Foundation | (10,000,000) |
| Less: ESOP Stock Purchases (1) | (51,300,000) |
| Less: RRP Stock Purchases (2) | (68,400,000) |
| Net Cash Proceeds | $1,520,614,688 |
| Estimated after-tax net incremental rate of return | 1.10% |
| Earnings Increase | $16,764,777 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,077,300) |
| Less: RRP Vesting (3) | (8,618,400) |
| Less: Option Plan Vesting (4) | (6,145,227) |
| Net Earnings Increase | $923,850 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended December 31 , 2013 (reported) | $115,544,000 | $923,850 | $116,467,850 |
| 12 Months ended December 31, 2013 (core) | $108,673,000 | $923,850 | $109,596,850 |

| 4. Pro Forma Net Worth | Before Conversion(5) | Net Cash Proceeds | Tax Benefit and Other | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $1,367,060,000 | $1,520,614,688 | $ 7,400,000 | $2,895,074,688 |
| December 31, 2013 (Tangible) | $1,271,233,000 | $1,520,614,688 | $7,400,000 | $2,799,247,688 |

| 5. Pro Forma Assets | Before Conversion(5) | Net Cash Proceeds | Tax Benefit and Other | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $15,920,325,000 | $1,520,614,688 | $7,400,000 | $17,448,339,688 |

(1) Includes ESOP purchases of 3% of the second step offering and stock contribution to the Foundation.
(2) Includes RRP purchases of 4% of the second step offering and stock contribution to the Foundation.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Investors Bancorp, Inc.
At the Midpoint of the Range

| | | |
|---|---|---|
| 1. | Fully Converted Value and Exchange Ratio | |
| | Fully Converted Value | $3,252,259,400 |
| | Exchange Ratio | 2.32153 |
| | | |
| | 2nd Step Offering Proceeds | $2,000,000,000 |
| | Less: Estimated Offering Expenses | 57,305,313 |
| | 2nd Step Net Conversion Proceeds (Including Foundation) | $1,942,694,688 |
| | | |
| 2. | Estimated Additional Income from Conversion Proceeds | |
| | | |
| | Net Conversion Proceeds | $1,942,694,688 |
| | Less: Cash Contribution to Foundation | (10,000,000) |
| | Less: ESOP Stock Purchases (1) | (60,300,000) |
| | Less: RRP Stock Purchases (2) | (80,400,000) |
| | Net Cash Proceeds | $1,791,994,688 |
| | Estimated after-tax net incremental rate of return | 1.10% |
| | Earnings Increase | $19,756,741 |
| | Less: Consolidated interest cost of ESOP borrowings | 0 |
| | Less: Amortization of ESOP borrowings(3) | (1,266,300) |
| | Less: RRP Vesting (3) | (10,130,400) |
| | Less: Option Plan Vesting (4) | (7,223,337) |
| | Net Earnings Increase | $1,136,704 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended December 31 , 2013 (reported) | $115,544,000 | $1,136,704 | $116,680,704 |
| 12 Months ended December 31, 2013 (core) | $108,673,000 | $1,136,704 | $109,809,704 |

| 4. Pro Forma Net Worth | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $1,367,060,000 | $1,791,994,688 | $ 7,400,000 | $3,166,454,688 |
| December 31, 2013 (Tangible) | $1,271,233,000 | $1,791,994,688 | $7,400,000 | $3,070,627,688 |

| 5. Pro Forma Assets | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $15,920,325,000 | $1,791,994,688 | $7,400,000 | $17,719,719,688 |

(1) Includes ESOP purchases of 3% of the second step offering and stock contribution to the Foundation.
(2) Includes RRP purchases of 4% of the second step offering and stock contribution to the Foundation.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Investors Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $3,738,598,310 |
| Exchange Ratio | 2.66976 |
| | |
| 2nd Step Offering Proceeds | $2,300,000,000 |
| Less: Estimated Offering Expenses | 64,925,313 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $2,235,074,688 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $2,235,074,688 |
| Less: Cash Contribution to Foundation | (10,000,000) |
| Less: ESOP Stock Purchases (1) | (69,300,000) |
| Less: RRP Stock Purchases (2) | (92,400,000) |
| Net Cash Proceeds | $2,063,374,688 |
| Estimated after-tax net incremental rate of return | 1.10% |
| Earnings Increase | $22,748,706 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,455,300) |
| Less: RRP Vesting (3) | (11,642,400) |
| Less: Option Plan Vesting (4) | (8,301,447) |
| Net Earnings Increase | $1,349,559 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended December 31 , 2013 (reported) | $115,544,000 | $1,349,559 | $116,893,559 |
| 12 Months ended December 31, 2013 (core) | $108,673,000 | $1,349,559 | $110,022,559 |

| 4. Pro Forma Net Worth | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $1,367,060,000 | $2,063,374,688 | $ 7,400,000 | $3,437,834,688 |
| December 31, 2013 (Tangible) | $1,271,233,000 | $2,063,374,688 | $7,400,000 | $3,342,007,688 |

| 5. Pro Forma Assets | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $15,920,325,000 | $2,063,374,688 | $7,400,000 | $17,991,099,688 |

(1) Includes ESOP purchases of 3% of the second step offering and stock contribution to the Foundation.
(2) Includes RRP purchases of 4% of the second step offering and stock contribution to the Foundation.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Investors Bancorp, Inc.
At the Super Maximum Value

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $4,297,888,060 |
| Exchange Ratio | 3.07022 |
| 2nd Step Offering Proceeds | $2,645,000,000 |
| Less: Estimated Offering Expenses | 73,688,313 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $2,571,311,688 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $2,571,311,688 |
| Less: Cash Contribution to Foundation | (10,000,000) |
| Less: ESOP Stock Purchases (1) | (79,650,000) |
| Less: RRP Stock Purchases (2) | (106,200,000) |
| Net Cash Proceeds | $2,375,461,688 |
| Estimated after-tax net incremental rate of return | 1.10% |
| Earnings Increase | $26,189,465 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,672,650) |
| Less: RRP Vesting (3) | (13,381,200) |
| Less: Option Plan Vesting (4) | (9,541,274) |
| Net Earnings Increase | $1,594,342 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended December 31 , 2013 (reported) | $115,544,000 | $1,594,342 | $117,138,342 |
| 12 Months ended December 31, 2013 (core) | $108,673,000 | $1,594,342 | $110,267,342 |

| 4. Pro Forma Net Worth | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $1,367,060,000 | $2,375,461,688 | $ 7,400,000 | $3,749,921,688 |
| December 31, 2013 (Tangible) | $1,271,233,000 | $2,375,461,688 | $7,400,000 | $3,654,094,688 |

| 5. Pro Forma Assets | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| December 31, 2013 | $15,920,325,000 | $2,375,461,688 | $7,400,000 | $18,303,186,688 |

(1) Includes ESOP purchases of 3% of the second step offering and stock contribution to the Foundation.
(2) Includes RRP purchases of 4% of the second step offering and stock contribution to the Foundation.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

EXHIBIT 5

Calculation of Minority Ownership Dilution in a Second-Step Offering

Exhibit 5
Investors Bancorp, Inc.
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of December 31, 2013
Reflects Appraised Pro Forma Market Value as of March 3, 2014

Key Input Assumptions

| | | |
|---|---|---|
| Mid-Tier Stockholders' Equity | $1,356,620,000 | (BOOK) |
| Aggregate Dividends Waived by MHC | $0 | (WAIVED DIVIDENDS) |
| Minority Ownership Interest | 38.4380% | (PCT) |
| Pro Forma Market Value | $3,252,259,400 | (VALUE) |
| Market Value of MHC Assets (Other than Stock in Mid-Tier)(1) | $10,440,000 | (MHC ASSETS) |

Adjustment for MHC Assets & Waived Dividends - 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends = (BOOK - WAIVED DIVIDENDS) x PCT / BOOK

= 38.4380%

Step 2: To Account for MHC Assets = (VALUE - MHC ASSETS) x Step 1 / VALUE

= 38.3146% (rounded)

Current Ownership

| | | |
|---|---|---|
| MHC Shares | 85,701,807 | 61.56% |
| Public Shares | 53,510,403 | 38.44% |
| Total Shares | 139,212,210 | 100.00% |

(1) Includes Gateway Community net MHC assets and assumed payment of $0.05 per share dividend paid to the MHC in the first quarter of 2014 prior to the close of the stock offering.

EXHIBIT 6

Firm Qualifications Statement

## FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

### *STRATEGIC PLANNING SERVICES*

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

### *MERGER ADVISORY SERVICES*

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

### *VALUATION SERVICES*

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

### *MANAGEMENT STUDIES*

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

### *ENTERPRISE RISK ASSESSMENT SERVICES*

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

### *OTHER CONSULTING SERVICES*

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

### *KEY PERSONNEL (Years of Relevant Experience & Contact Information)*

| | | |
|---|---|---|
| Ronald S. Riggins, Managing Director (33) | (703) 647-6543 | rriggins@rpfinancial.com |
| William E. Pommerening, Managing Director (30) | (703) 647-6546 | wpommerening@rpfinancial.com |
| Marcus Faust, Managing Director (26) | (703) 647-6553 | mfaust@rpfinancial.com |
| Gregory E. Dunn, Director (31) | (703) 647-6548 | gdunn@rpfinancial.com |
| James P. Hennessey, Director (28) | (703) 647-6544 | jhennessey@rpfinancial.com |
| James J. Oren, Director (27) | (703) 647-6549 | joren@rpfinancial.com |
| Timothy M. Biddle, Senior Vice President (24) | (703) 647-6552 | tbiddle@rpfinancial.com |
| Carla H. Pollard, Senior Vice President (25) | (703) 647-6556 | cpollard@rpfinancial.com |